Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of July 31, 2016

Among

Tesla Motors, Inc.,

SolarCity Corporation

And

D Subsidiary, Inc.

i

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.01	Organization, Standing and Power	16
Section 4.02	Company Subsidiaries	17
Section 4.03	Capital Structure	18
Section 4.04	Authority; Execution and Delivery; Enforceability	21
Section 4.05	No Conflicts; Consents	22
Section 4.06	SEC Documents; Undisclosed Liabilities	23
Section 4.07	Information Supplied	25
Section 4.08	Absence of Certain Changes or Events	25
Section 4.09	Taxes	26
Section 4.10	Intended Tax Treatment; Other Tax Matters	27
Section 4.11	Employee Benefit Plans	27
Section 4.12	Litigation	29
Section 4.13	Compliance with Applicable Laws	29
Section 4.14	Environmental Matters	29
Section 4.15	Contracts	31
Section 4.16	Properties	32
Section 4.17	Intellectual Property	33
Section 4.18	Labor Matters	35
Section 4.19	Tax Equity	35
Section 4.20	Substantial Customers, Suppliers or Distributors; Adequacy of Supply	36
Section 4.21	Product Warranties; Recalls	37
Section 4.22	Brokers’ Fees and Expenses	37
Section 4.23	Opinion of Financial Advisor	37
Section 4.24	Insurance	37
Section 4.25	Affiliate Transactions	38
Section 4.26	Bylaw Amendment	38
Section 4.27	No Other Representations or Warranties	38

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01	Conduct of Business	37
Section 5.02	Solicitation by the Company; Company Recommendation	45
Section 5.03	No Solicitation by Parent; Parent Recommendation	51

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01	Preparation of the Form S-4 and the Joint Proxy Statement; Company Stockholders Meeting and Parent Stockholders Meeting	55
Section 6.02	Access to Information; Confidentiality	58

Section 6.03	Required Actions	59
Section 6.04	Indemnification, Exculpation and Insurance	61
Section 6.05	Fees and Expenses	63
Section 6.06	Certain Tax Matters	65
Section 6.07	Transaction Litigation	65
Section 6.08	Section 16 Matters	65
Section 6.09	Public Announcements	66
Section 6.10	Stock Exchange Listing	66
Section 6.11	Certain Transfer Taxes	66
Section 6.12	Employee Matters	66
Section 6.13	Treatment of Outstanding Debt and Capped Call Transactions	68
Section 6.14	Financing Cooperation	68

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01	Conditions to Each Party’s Obligation to Effect the Merger	70
Section 7.02	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Merger	70
Section 7.03	Conditions to the Company’s Obligation to Effect the Merger	72

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01	Termination	73
Section 8.02	Effect of Termination	75
Section 8.03	Amendment	75
Section 8.04	Extension; Waiver	75

ARTICLE IX

GENERAL PROVISIONS

Section 9.01	Nonsurvival of Representations and Warranties	75
Section 9.02	Notices	76
Section 9.03	Definitions	76
Section 9.04	Interpretation	89
Section 9.05	Severability	89
Section 9.06	Counterparts	89
Section 9.07	Entire Agreement; No Third-Party Beneficiaries	89
Section 9.08	Governing Law; Consent to Jurisdiction; Venue	90
Section 9.09	Assignment	90
Section 9.10	Specific Performance	91
Section 9.11	Waiver Of Jury Trial	91

Exhibit A	Surviving Company Certificate of Incorporation	1

Exhibit B	Surviving Company Bylaws	1
Exhibit C	Exclusive Forum Bylaw	1
Exhibit D	Form of Voting Agreement	1

Agreement and Plan of Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 30, 2016, among SolarCity Corporation, a Delaware corporation (the “Company”), Tesla Motors, Inc., a Delaware corporation (“Parent”), and D Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Board of Directors of the Company, the Board of Directors of Parent and the Board of Directors of Merger Sub have approved or adopted, as applicable, this Agreement, determined that the terms of this Agreement are fair to and in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective stockholders, and declared the advisability of this Agreement;

WHEREAS, the Board of Directors of the Company and the Board of Directors of Merger Sub have recommended adoption and approval of this Agreement by their respective stockholders;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Mr. Elon Musk (the “Principal Stockholder”) is entering into an agreement (the “Voting Agreement” and, together with this Agreement, the “Transaction Agreements”) in the form attached hereto as Exhibit D pursuant to which the Principal Stockholder agrees to take certain actions required by the Special Committee, including to vote his and his controlled Affiliates’ beneficially owned Company Common Stock as to which he and/or such Affiliate has sole voting power in favor of the Merger, and, with respect to any Acquisition Proposal that the Company Board or a duly authorized committee thereof determines constitutes a Superior Proposal, in accordance with the terms of this Agreement, proportionately with the vote of other stockholders of the Company on such an Acquisition Proposal; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, the Company and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”). The Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by the Transaction Agreements are referred to in the Transaction Agreements collectively as the “Transactions”.

Section 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street, New York, New York 10019, at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.05 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation in the form attached hereto as Exhibit A shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws in the form attached hereto as Exhibit B shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06 Directors and Officers of Surviving Company and Company Subsidiaries. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Company. To the extent requested by Parent prior to the Effective Time, the Company shall use its reasonable best efforts to cause the applicable officers and directors of each Company Subsidiary (or those Company Subsidiaries so specified by Parent) to tender their resignations as officers or directors of the applicable Company Subsidiaries, effective as of the Effective Time, to deliver to Parent written evidence of such resignations (to be effective as of the Effective Time) prior to the Effective Time. In connection with the foregoing, the Company shall reasonably cooperate with Parent, including by providing to Parent information and access pursuant to and subject to Section 6.02 reasonably requested by Parent.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;

EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or Merger Sub Common Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, in Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, par value $0.0001 per share, in the Company (the “Company Common Stock”) that is owned by the Company as treasury stock and each share of Company Common Stock that is owned by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.02, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.02 Exchange of Certificates. (a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock to be issued as Merger Consideration and cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.02(f). All such Parent Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval prior to the Effective Time), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) the surrender of such Certificate for cancellation to the Exchange Agent, in the case of shares of Company Common Stock represented by a Certificate, or (ii) the receipt of an “agent’s message” by the Exchange Agent, in the case of shares of Company Common Stock held in book-entry form, and in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(c) and (B) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock pursuant to Section 2.01(c) and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent and Parent that any applicable stock transfer or similar Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to this Section 2.01(c) (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(f), until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01(c). Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NASDAQ Stock Market (the “NASDAQ”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one hundred and eighty (180) days after the Effective Time shall be delivered to Parent and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for two (2) years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(j) Withholding Rights. Each of Parent, Merger Sub, the Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

Section 2.03 Treatment of Company Equity Awards.

(a) Company Stock Options. Except as set forth in the last sentence of this Section 2.03(a), each Company Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent Stock Option to purchase (i) that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.03(a), each such Parent Stock Option shall continue to have, and shall be subject to, the same terms and conditions (including the applicable time-vesting and/or performance-vesting conditions) as applied to the corresponding Company Stock Option immediately prior to the Effective Time. The Company Stock Options set forth on Section 2.03(a) of the Company Disclosure Letter shall be cancelled for no consideration effective immediately prior to the Effective Time.

(b) Company RSU Awards. Each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent RSU Award with respect to a number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.03(b), each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including the applicable time-vesting and/or performance-vesting conditions) as applied to the corresponding Company RSU Award immediately prior to the Effective Time.

(c) Company Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall pass resolutions to effect the foregoing provisions of this Section 2.03.

(d) Parent Actions. As soon as practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable with respect to the Parent Equity Awards, Parent shall prepare and file with the SEC a post-effective amendment to Form S-4 or registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the Parent Equity Awards.

Section 2.04 Treatment of Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (a) with respect to the offering period in effect as of the date hereof, no participant in the Company ESPP may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such offering period; (b) such current offering period shall end, and any outstanding options under the Company ESPP shall be exercised upon, the earlier to occur of (i) the day that is four (4) trading days prior to the Closing Date and (ii) the date on which such current offering period would otherwise end; (c) if such current offering period ends prior to the Closing Date, the Company ESPP shall be suspended and no new offering period shall be commenced thereunder; and (d) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the Parent SEC Documents filed and publicly available after January 1, 2014 and at least one (1) Business Day prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents in any risk factors section, any forward looking disclosure in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than historical facts included therein) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent that such disclosure also qualifies or applies to such other sections or to the extent incorporated by cross-reference therein.

Section 3.01 Organization, Standing and Power. Each of Parent and each of Parent’s Subsidiaries (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent

Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of (a) the certificate of incorporation of Parent, as amended, in effect as of the date of this Agreement (the “Parent Charter”) and the restated bylaws of Parent in effect as of the date of this Agreement (the “Parent Bylaws”) and (b) the constituent documents of Merger Sub.

Section 3.02 Parent Subsidiaries. (a) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Parent Subsidiaries have been duly authorized, validly issued, fully paid and non-assessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.02(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Parent Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

Section 3.03 Capital Structure. (a) The authorized capital stock of Parent consists of 2,000,000,000 shares of common stock, par value $0.001 per share (“Parent Common Stock”), and 100,000,000 shares of preferred stock, par value $0.001 per share, (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on July 15, 2016, (i) 148,047,358 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 12,314,203 shares of Parent Common Stock were issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable), (iv) 2,786,244 shares of Parent Common Stock were issuable upon settlement of outstanding Parent RSU Awards, and (v) 3,571,152 shares of Parent Common

Stock were reserved for issuance pursuant to the Parent Stock Plans. Except as set forth in this Section 3.03(a), at the close of business on July 15, 2016, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on July 15, 2016 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or upon the settlement of Parent RSU Awards, in each case, outstanding at the close of business on July 15, 2016 and in accordance with their terms in effect at such time.

(b) All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or settlement of Parent Equity Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. Except as set forth above in this Section 3.03, pursuant to the Parent Stock Plans as in effect as of the date of this Agreement or pursuant to the terms of this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (iii) rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Other than (A) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (C) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote (collectively, “Parent Voting Debt”).

Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent. Neither Parent nor any of the Parent Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

(c) As of the date hereof, neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

Section 3.04 Authority; Execution and Delivery; Enforceability. (a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject to the receipt of the Parent Requisite Stockholder Approvals and to the approval of this Agreement by Parent as the sole stockholder of Merger Sub. The Board of Directors of Parent (the “Parent Board”) has adopted resolutions by vote at a meeting duly called at which a quorum of directors of the Parent was present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, (ii) determining that entering into this Agreement is advisable and in the best interests of Parent and its stockholders and (iii) recommending that Parent’s stockholders approve the Share Issuance and approve and adopt this Agreement and the Transactions (the “Parent Recommendation”) and directing that the Share Issuance be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Parent Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (A) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (B) determining that entering into this Agreement is advisable and in the best interests of Merger Sub and Parent, as its sole stockholder and (C) recommending that Parent, as sole stockholder of Merger Sub, approve this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for approval. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except (x) (i) for the approval of the Share Issuance by the affirmative vote of the holders of a majority of the total votes of shares of Parent Common Stock cast on such matter in person or by proxy at the Parent Stockholders Meeting (or any adjournment thereof), as required by Rule 5635(a) of the NASDAQ Listing Rules (the “Parent Stockholder Approval”) and (ii) for the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the total votes of shares of Parent Common Stock not owned, directly or indirectly, by the Excluded Parent Parties cast on such matter in person or by proxy at the Parent Stockholders Meeting (or any adjournment thereof) (the “Parent Additional Stockholder Approval” and, together with the Parent Stockholder Approval, the “Parent Requisite Stockholder Approvals”), and (y) for the approval of this Agreement by Parent as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Neither Section 203 of the DGCL nor any other anti-takeover, moratorium, fair price, control share, interested shareholder or similar Law (an “Anti-Takeover Statute”) is, or at the Effective Time will be, applicable to Parent or Merger Sub with respect to this Agreement or the Transactions.

Section 3.05 No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Parent Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (each, excluding any Parent Benefit Plan or Company Benefit Plan, a “Contract”) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Requisite Stockholder Approvals are obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that, for purposes of this Section 3.05(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Merger Consideration, in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or antitrust, trade regulation, competition, or similar merger control Laws of other applicable jurisdictions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock as Merger Consideration, (v) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 3.06 SEC Documents; Undisclosed Liabilities. (a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in Parent’s consolidated audited balance sheet as of December 31, 2015 (or the notes thereto) as included in the Filed Parent SEC Documents, (ii) for liabilities and obligations incurred since December 31, 2015 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) None of the Parent Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.08 Absence of Certain Changes or Events. From December 31, 2015 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. From December 31, 2015 to the date of this Agreement, Parent and the Parent Subsidiaries have conducted the business of Parent and the Parent Subsidiaries in the ordinary course in all material respects.

Section 3.09 Intended Tax Treatment. Neither Parent nor any Parent Subsidiary (including Merger Sub) has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.10 Litigation. There is no, and since January 1, 2014 there has been no, suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no, and since January 1, 2014 there has been no, Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.11 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no, and since January 1, 2014, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. Parent is, and since January 1, 2014, has been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any rules and regulations thereunder, other than as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.12 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Evercore Partners L.L.C. (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 3.13 Opinion of Financial Advisor. The Parent Board has received the written opinion of the Parent Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Parent. Promptly after the execution of this Agreement, Parent will furnish the Company, solely for informational purposes, a true and complete copy of the written opinion of the Parent Financial Advisor.

Section 3.14 Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.15 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, Parent acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to Parent or any of its affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (ii) the future business and operations of the Company and the Company Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to Parent or its affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and Parent has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except as set forth in the Company SEC Documents filed and publicly available after January 1, 2014 and at least one (1) Business Day prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, any forward looking disclosure in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case, other than historical facts included therein) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent that such disclosure also qualifies or applies to such other sections or to the extent incorporated by cross-reference therein.

Section 4.01 Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries other than the System Financing Entities (the “Company Subsidiaries”) and the System Financing Entities is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries and the System Financing Entities, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries and the System Financing Entities has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries and the System Financing Entities is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”). The Company has delivered or made available to Parent, prior to execution of this Agreement, a true and complete copy of the resolutions of the Company Board establishing the Special Committee.

Section 4.02 Company Subsidiaries. (a) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries have been duly authorized, validly issued, fully paid and non-assessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b) All of the shares of capital stock, membership interests, partnership interests, voting securities or other equity or ownership interests of each of the System Financing Entities that are held by the Company or any Company Subsidiary have been are duly authorized, validly issued, fully paid and non-assessable and are owned by the Company or such Company Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws or Liens on the equity or ownership interests in or the assets of a System Financing Entity granted in connection with a System Financing in the Ordinary Course of Business. Section 4.02(b) of the Company Disclosure Letter sets forth a list of all the System Financing Entities, including the name of each such entity and its owners.

(c) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries and the System Financing Entities, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than in the Ordinary Course of Business pertaining to investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

Section 4.03 Capital Structure. (a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock” and together with Company Common Stock, the “Company Capital Stock”). At the close of business on July 21, 2016, (i) 100,275,852 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) 18,147,629 shares of Company Common Stock were issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable), (v) 3,748,875 shares of Company Common Stock were issuable upon settlement of outstanding Company RSU Awards, and (vi) 6,620,359 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans. Except as set forth in this Section 4.03(a), at the close of business on July 21, 2016, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on July 21, 2016 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the exercise of the Company Stock Options or upon the settlement of Company RSU Awards, in each case, outstanding at the close of business on July 21, 2016 and in accordance with their terms in effect at such time. Except as set forth above in this Section 4.03, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock of the Company or securities of the Company or any Company Subsidiary or System Financing Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company, or (iii) rights issued by or other obligations of the Company or any Company Subsidiary or System Financing Entity that are linked in any way to the price of any class of the Company Capital Stock, the value of the Company or any dividends or other distributions declared or paid on any shares of capital stock of the Company.

(b) All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or settlement of the Company Equity Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 4.03, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock or voting securities of, or other equity interests in, any Company Subsidiary or securities of the Company or any Company Subsidiary or System Financing Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any Company Subsidiary, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary or System Financing Entity, or any other obligation of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any Company Subsidiary, or (iii) rights issued by or other obligations of the Company or any Company Subsidiary or System Financing Entity that are linked in any way to the price of any shares of capital stock of, or other equity interests in, any Company Subsidiary, the value of any Company Subsidiary or any part of any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interests of any Company Subsidiary. Except as set forth above in this Section 4.03, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold any, (i) capital stock or voting securities of, or other equity interests in, any System Financing Entity or securities of the Company or any Company Subsidiary or System Financing Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any System Financing Entity, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary or System Financing Entity, or any other obligation of the Company or any Company Subsidiary or System Financing Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any System Financing Entity, or (iii) rights issued by or other obligations of the Company or any Company Subsidiary or System Financing Entity that are linked in any way to the price of any shares of capital stock of, or other equity interests in, any System Financing Entity, the value of any System Financing Entity or any part of the Company or any System Financing Entity or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interests in, any System Financing Entity, except, in each case, for any changes to the issued, reserved for issuance or outstanding, or to any obligation to issue, deliver or sell, or cause to be issued, delivered or sold any of, the foregoing capital stock, voting stock, equity interests, securities, rights or obligations of any System Financing Entity as of December 31, 2015 effected pursuant to the applicable organizational documents of each such System Financing Entity in the Ordinary Course of Business. Other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans and (C) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or System Financing Entity or any securities, interests, warrants, calls, options or other rights referred to in clauses (i), (ii) or (iii) of the immediately preceding sentences. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, “Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries or System Financing Entities is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. Neither the Company nor any of the Company Subsidiaries or System Financing Entities is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c) No Company Subsidiary or System Financing Entity owns any shares of Company capital stock.

(d) Section 4.03(d) of the Company Disclosure Letter sets forth a true and complete list, as of July 21, 2016, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Stock Plan under which the Company Equity Award was granted, (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable.

(e) As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote, other than (i) Two Hundred Thirty Million Dollars ($230,000,000) in aggregate outstanding principal amount of the Company’s 2.75% Convertible Senior Notes due 2018 (the “2018 Convertible Notes”) issued pursuant to that certain Indenture, dated as of October 21, 2013 (the “2018 Convertible Notes Indenture”), by and between the Company and Wells Fargo Bank, National Association, as trustee, (ii) Five Hundred Sixty Six Million Dollars ($566,000,000) in aggregate outstanding principal amount of the Company’s 1.625% Convertible Senior Notes due 2019 (the “2019 Convertible Notes”) issued pursuant to that certain Indenture, dated as of September 30, 2014 (the “2019 Convertible Notes Indenture”), by and between the Company and Wells Fargo Bank, National Association, as trustee and (iii) One Hundred Thirteen Million Dollars ($113,000,000) in aggregate outstanding principal amount of the Company’s Zero Coupon Convertible Senior Notes due 2020 (the “2020 Convertible Notes” and, together with the 2018 Convertible Notes and the 2019 Convertible Notes, the “Convertibles Notes”) issued pursuant to that certain Indenture, dated as of December 7, 2015 (the “2020 Convertible Notes Indenture” and, together with the 2018 Convertible Notes Indenture and the 2019 Convertible Notes Indenture, the “Convertible Notes Indentures”), by and between the Company and Wells Fargo Bank, National Association, as trustee. From and after the date of the 2018 Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment (other than an adjustment as a result of this Agreement or the transactions contemplated hereby) to the Conversion Rate (as defined in the 2018 Convertible Notes Indenture as in effect on the date hereof) from 16.2165 shares of Common Stock (as defined in the 2018 Convertible Notes Indenture as in effect on the date hereof) per $1,000 principal amount of 2018 Convertible Notes. From and after the date of the 2019 Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment (other than an adjustment as a result of this Agreement or the transactions contemplated hereby) to the

Conversion Rate (as defined in the 2019 Convertible Notes Indenture as in effect on the date hereof) from 11.9720 shares of Common Stock (as defined in the 2019 Convertible Notes Indenture as in effect on the date hereof) per $1,000 principal amount of 2019 Convertible Notes. From and after the date of the 2020 Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment (other than an adjustment as a result of this Agreement or the transactions contemplated hereby) to the Conversion Rate (as defined in the 2020 Convertible Notes Indenture as in effect on the date hereof) from 30.3030 shares of Common Stock (as defined in the 2020 Convertible Notes Indenture as in effect on the date hereof) per $1,000 principal amount of 2020 Convertible Notes. From and after the date of entry into the Capped Call Transactions through the date hereof, no event or circumstance has occurred that has resulted in an adjustment to the terms of the Capped Call Transactions (other than as a result of this Agreement or the transactions contemplated hereby).

Section 4.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject to the receipt of the Company Requisite Stockholder Approvals. Each of the Board of Directors of the Company (the “Company Board”) and the Special Committee has adopted resolutions, by vote at meetings duly called at which a quorum of members of the Company Board and the Special Committee, respectively, were present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (ii) determining that entering into this Agreement is advisable and in the best interests of the Company and its stockholders and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for (x) the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter in person or by proxy at the Company Stockholders Meeting (or any adjournment thereof) (the “Company Stockholder Approval”) and (y) the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter not owned, directly or indirectly, by the Excluded Company Parties cast on such matter in person or by proxy at the Company Stockholders Meeting (or any adjournment thereof) (the “Company Additional Stockholder Approval” and, together with the Company Stockholder Approval, the “Company Requisite Stockholder Approvals”), no other corporate proceedings on the part of the Company or any Company Subsidiary or System Financing Entity are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No Anti-Takeover Statute is, or at the Effective Time will be, applicable to the Company with respect to this Agreement or the Transactions. The Company does not have in effect a “poison pill” or similar stockholder rights plan.

Section 4.05 No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary or System Financing Entity (assuming that the Company Requisite Stockholder Approvals are obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary or System Financing Entity under, any provision of any Contract to which the Company or any Company Subsidiary or System Financing Entity is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or System Financing Entity or their respective properties or assets (assuming that the Company Requisite Stockholder Approvals are obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary or System Financing Entity in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4 and (B) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement or the Transactions, (ii) compliance with and filings under the HSR Act or antitrust, trade regulation, competition, or similar merger control Laws of other applicable jurisdictions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as Merger Consideration, (v) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Merger Consideration, and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.06 SEC Documents; Undisclosed Liabilities. (a)The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in the Company’s consolidated audited balance sheet as of December 31, 2015 (or the notes thereto) as included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred since December 31, 2015 in the Ordinary Course of Business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other the Company SEC Documents.

(h) Since December 31, 2015, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the Company, (y) “material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(i) None of the Company Subsidiaries or System Financing Entities is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.07 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08 Absence of Certain Changes or Events.

(a) From December 31, 2015 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From December 31, 2015 to the date of this Agreement, the Company and the Company Subsidiaries have conducted the business of the Company and the Company Subsidiaries in the Ordinary Course of Business in all material respects.

(b) Since December 31, 2015 through the date hereof, the Company and the Company Subsidiaries and System Financing Entities have carried on their respective businesses in all material respects in the Ordinary Course of Business, and the Company has not taken any action that would if, taken after the date of this Agreement, require Parent’s consent pursuant to clause (i), (ii), (iii), (v), (xiii), (xvii), (xviii) or (xix) of Section 5.01(b).

(c) During the twelve (12) months ending on May 31, 2016, the Company has managed its vendor, supplier and other third party payables, (i) in the ordinary course and consistent with past practice and (ii) in the ordinary course of business and on ordinary terms, in each case as compared to other publicly traded companies of the same size and character of the Company, the Company Subsidiaries and the System Financing Entities, in the aggregate.

Section 4.09 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company, each Company Subsidiary and each System Financing Entity (A) has timely filed, or caused to be timely filed, taking into account any extensions, all Tax Returns required to be filed by it and such Tax Returns are true, correct and complete, and (B) has timely paid all Taxes required to have been paid by it (whether or not shown on any Tax Return).

(b) The Company, each Company Subsidiary and each System Financing Entity has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(c) No claim has been made in the past six years by a Governmental Entity in a jurisdiction where the Company, any Company Subsidiary or any System Financing Entity does not file Tax Returns that the Company, such Company Subsidiary or such System Financing Entity is or may be subject to Taxes in such jurisdiction.

(d) All assessments for Taxes due from the Company, any Company Subsidiary and any System Financing Entity with respect to any completed or settled audits or examinations or any concluded litigation have been timely paid in full.

(e) There are no audits, examinations, investigations or other proceedings pending or threatened in writing (i) in respect of any Taxes or Tax matters of the Company, any Company Subsidiary or any System Financing Entity, or, (ii) to the Knowledge of the Company, in respect of any Taxes or Tax matters relating to a Solar Energy Project.

(f) None of the Company, any Company Subsidiary and any System Financing Entity has extended or waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes, which waiver or extension is currently in effect.

(g) There are no Liens for Taxes upon any property or assets of the Company, any Company Subsidiary or any System Financing Entity, except for statutory Liens for Taxes not yet due and payable.

(h) None of the Company, any Company Subsidiary and any System Financing Entity (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which the Company is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the Ordinary Course of Business and the principal subject matter of which is not Taxes), or (iii) has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor.

(i) Within the past two years, none of the Company, any Company Subsidiary and any System Financing Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(j) Any federal, state or other Tax credit claimed by the Company, any Company Subsidiary, any System Financing Entity or, to the Knowledge of the Company, any Tax Equity Investor, with respect to a Solar Energy Project was properly claimed in accordance with applicable Law. None of the Company, the Company Subsidiaries and the System Financing Entities has taken or agreed to take any action or knows of the existence of any fact or occurrence that could reasonably be expected to result in the disallowance of any such Tax credit (or portion thereof) or give rise to an indemnification obligation of the Company, any of its Subsidiaries or any System Financing Entity in respect of Taxes of any Tax Equity Investor.

(k) None of the Company, any Company Subsidiary and any System Financing Entity has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or a similar provision of state, local or foreign law).

Section 4.10 Intended Tax Treatment; Other Tax Matters.

(a) Neither the Company nor any Company Subsidiary has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) There are no interests, instruments, securities or arrangements outstanding that are treated as capital stock of the Company for U.S. federal income tax purposes other than Company Common Stock.

(c) The Company is not, and has not been at any time during the preceding five (5) years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 4.11 Employee Benefit Plans. (a) Section 4.11(a) of the Company Disclosure Letter sets forth a complete and correct list identifying each material Company Benefit Plan. The Company has delivered or made available to Parent true and complete copies of (i) each material Company Benefit Plan (or, with respect to any unwritten material Company Benefit Plan, a written description of the material provisions thereof); and (ii) to the extent applicable, (A) the most recent annual report on Form 5500 filed and all schedules thereto filed with respect to such Company Benefit Plan, (B) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, (C) the most recent actuarial report, financial statement or valuation report, (D) a current Internal Revenue Service opinion or favorable determination letter, (E) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, and (F) all material correspondence to or from any Governmental Entity relating to such Company Benefit Plan.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS and, to the Knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(c) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code. During the immediately preceding six years, (i) no liability under Section 302 or Title IV of ERISA has been incurred by the Company, any Company Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company, any Company Subsidiary or any such ERISA Affiliates of incurring any such liability; and (ii) no event has occurred and there currently exists no condition or circumstances that would subject the Company or any Company Subsidiary to any Controlled Group Liability with respect to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is not a Company Benefit Plan.

(d) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(e) No Company Benefit Plan provides health, life or other welfare benefits to current or former employees of the Company or any Company Subsidiary after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B) of the Code or coverage through the end of the calendar month in which a termination of employment occurs).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan; (ii) all contributions or other amounts payable by the Company or any Company Subsidiary with respect to each Company Benefit Plan in respect of the current plan year have been timely paid or accrued in accordance with GAAP; and (iii) there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or individual consultant of the Company or any Company Subsidiary to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Benefit Plan; (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or individual consultant of the Company or any of its subsidiaries; or (v) limit or restrict the right of the Company or any of its subsidiaries to merge, amend or terminate any Company Benefit Plan.

(h) Neither the Company nor any Company Subsidiary is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(i) No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or provide services outside of the United States.

Section 4.12 Litigation. There is no, and since January 1, 2014 there has been no, suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or System Financing Entity or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. There is no, and since January 1, 2014 there has been no, Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or System Financing Entity or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company, the Company Subsidiaries and the System Financing Entities are, and since January 1, 2014 have been, in compliance with all applicable Laws and the Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no, and since January 1, 2014, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company, a Company Subsidiary or a System Financing Entity is not in compliance with any applicable Law or the Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. The Company is, and since January 1, 2014, has been, in compliance with the FCPA and any rules and regulations thereunder, other than as has not had and would not reasonably be expected to have a Company Material Adverse Effect. This section does not relate to Tax matters, employee benefits matters, environmental matters, Intellectual Property Rights matters or labor matters, which are the subjects of Sections 4.09, 4.11, 4.14, 4.17 and 4.18, respectively.

Section 4.14 Environmental Matters.

(a) Each of the Company, the Company Subsidiaries and the System Financing Entities is and since January 1, 2012 has been in compliance with all applicable Environmental Laws, except where the failure to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company, the Company Subsidiaries and the System Financing Entities has obtained all Permits required under Environmental Laws (collectively, the “Environmental Permits”), necessary for their operations or the occupancy of the Leased Real Property as of or prior to the date of this Agreement, as applicable, except where the failure to obtain such Environmental Permit has not had and would not reasonably be expected to have, a Company Material Adverse Effect. All such Environmental Permits are validly issued, in full force and effect, except where the failure to be validly issued and in full force and effect has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending, or, to the Knowledge of the Company, threatened Environmental Claims, actions or proceedings to challenge, modify, revoke or terminate any such Environmental Permits, except such Environmental Claims, actions or proceedings that have not had and if determined adversely would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, the Company Subsidiaries and System Financing Entities are and since January 1, 2012 have been in material compliance with all terms and conditions of the Environmental Permits, except where the failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened: (i) against the Company or any Company Subsidiary or System Financing Entity, (ii) against any Person or entity whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by the Company or any Company Subsidiary or System Financing Entity, or (iii) against any real property currently or formerly owned, operated or leased by the Company or any of its subsidiaries or any of the System Financing Entities, except for such Environmental Claims that, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There have not been any Releases of, or exposure of any person to, any Hazardous Material that has or would reasonably be expected to give rise to any material Environmental Claim against or liability of the Company or any Company Subsidiary or System Financing Entity, except in each case for such Releases or exposure that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

(e) The Company, the Company Subsidiaries and the System Financing Entities have not received any written notice alleging any actual or alleged material violation of or material liability that remains outstanding and unresolved relating to any of them or their business or their facilities, arising under any Environmental Laws that has had or would reasonably be expected to have a Company Material Adverse Effect.

(f) There is no site, property or facility to or from which the Company or any Company Subsidiary or System Financing Entity or any of their respective predecessors has transported, disposed of, or arranged for the transport, treatment, storage, handling or disposal of Hazardous Materials at which there has been a Release of Hazardous Materials for which the Company would reasonably be expected to incur liability under Environmental Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15 Contracts. (a) As of the date of this Agreement, neither the Company nor any Company Subsidiary or System Financing Entity is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 4.15 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of:

(i) each agreement, Contract, understanding, or undertaking to which the Company or any Company Subsidiary or System Financing Entity is a party that (A) restricts the ability of the Company or the Company Subsidiaries or System Financing Entities to conduct or compete in any business or with any Person in any geographical area in a manner that is material to the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, (B) that obligates the Company or any Company Subsidiary or System Financing Entity to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” or similar covenants or (C) would restrict in any respect the ability of Parent or any of the Parent Subsidiaries to conduct or compete in any business or with any Person in any geographical area after the Effective Time;

(ii) (A) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of the Company or any of the Company Subsidiaries or System Financing Entities in a principal amount of Ten Million Dollars ($10,000,000) or more is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly owned Company Subsidiaries and (B) each Contract (including any master agreement, schedule thereto and confirmations) relating to any swap, option, derivative or other hedging agreement or arrangement with a notional amount of Ten Million Dollars ($10,000,000) or more;

(iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole and including each Contract relating to the formation, governance or rights in respect of any System Financing Entity or with a Tax Equity Investor;

(iv) each agreement, Contract, understanding, or undertaking to which the Company or any of Company Subsidiary or System Financing Entity is a party with a Substantial Customer, Substantial Supplier or Substantial Distributor;

(v) each agreement, Contract, understanding, or undertaking pursuant to which the Company or any Company Subsidiary or System Financing Entity has agreed (A) to assume or guarantee any Liability or (B) to indemnify any Person, in each case, material to the Company and the Company Subsidiaries, taken as a whole;

(vi) any Contract containing any future obligation of the Company and the Company Subsidiaries and the System Financing Entities in excess of Ten Million Dollars ($10,000,000);

(vii) any Contract relating to the acquisition or development of any material Company Intellectual Property; and

(viii) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries, other than in the Ordinary Course of Business, of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement). Each agreement, Contract, understanding or undertaking of the type described in this Section 4.15(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 4.15(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries or System Financing Entities, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Company Material Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries or System Financing Entities is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(d) The Company has made available to Parent true and complete copies, of any standard or form of Customer Agreement currently in effect.

Section 4.16 Properties.

(a) The Company and each of the Company Subsidiaries and System Financing Entities do not own and have never owned any real property.

(b) Section 4.16(b) of the Company Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease Document). The Company has made available to Parent a true and complete copy of each Lease relating to such Leased Real Property.

(c) The Leased Real Property identified in Section 4.16(b) of the Company Disclosure Letter comprise all of the real property used in the business of the Company or any of its subsidiaries excluding, for avoidance of doubt, real property owned, leased or operated by any Host Customer.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease under which the Company or any Company Subsidiary or System Financing Entity uses or occupies or has the right to use or occupy any Leased Real Property identified in Section 4.16(b) of the Company Disclosure Letter, is legal, valid, binding, enforceable and in full force and effect, (ii) neither the Company nor any Company Subsidiary or System Financing Entity is currently subleasing, licensing or otherwise granting any person the right to use or occupy such Leased Real Property or any portion thereof, (iii) neither the Company nor any Company Subsidiary or System Financing Entity has collaterally assigned or granted any other security interest in such Lease or any interest therein and (iv) no uncured default of a material nature on the part of the Company or, if applicable, any Company Subsidiary or System Financing Entity or, to the Knowledge of the Company, the landlord thereunder, exists under any Lease of such Leased Real Property, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Lease.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries and System Financing Entities, as applicable, have good and marketable title to, or valid leasehold interests in or valid rights under contracts to use, all of their property and assets reflected on the most recent balance sheet included in the Company Financial Statements or acquired after the date of such balance sheet and prior to the date hereof, free and clear of all Liens, except Permitted Liens, except as have been disposed of after the date of such balance sheet in the Ordinary Course of Business.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter contains a complete and accurate list of all applied for or registered material Intellectual Property rights (including Internet domain names) (“Scheduled IP”). All Scheduled IP is subsisting and valid and enforceable, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) To the Knowledge of the Company, the Company and the Company Subsidiaries own all right, title and interest in and to, or have sufficient rights to use pursuant to valid and enforceable written licenses, all material Intellectual Property used or held for use in, or that is necessary for, the operation of the Company’s or any of the Company Subsidiaries’ or System Financing Entities’ business as currently conducted (including all Scheduled IP)

(collectively, the “Company Intellectual Property”), free and clear of all Liens, except as would not be material to the business of the Company, the Company Subsidiaries and the System Financing Entities, taken as a whole. Each of the Company and the Company Subsidiaries has taken reasonable actions to maintain, protect and enforce the Company Intellectual Property owned by the Company or any of Company Subsidiary, including the confidentiality and value of its trade secrets and other confidential information, and, as applicable, requiring Persons, including current and former employees, consultants and contractors, that have developed material software or other material Intellectual Property for the Company or any Company Subsidiary to execute written agreements pursuant to which such Person (i) assigns ownership to the Company or a Company Subsidiary of all such Intellectual Property developed for the Company or a Company Subsidiary during the course of and within the scope of such Person’s employment or other engagement with the Company or any Company Subsidiary, and (ii) is bound to protect and maintain the confidentiality of the confidential information of the Company and the Company Subsidiaries; except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth on Section 4.17(c) of the Company Disclosure Letter and as would not be material to the business of the Company, the Company Subsidiaries and the System Financing Entities, taken as a whole, to the Knowledge of the Company (i) no claims, actions or other proceedings are pending and none have been asserted during the past three (3) years against the Company or any Company Subsidiary, and none have been threatened, by any Person that (A) allege that the Company or any Company Subsidiary or the conduct of its or their business has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person, or (B) contest the use, ownership, validity, enforceability, patentability or registrability of any Company Intellectual Property; (ii) neither the Company nor any Company Subsidiary, nor the conduct of the business of the Company or any a Company Subsidiary, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, and (iii) no third party has infringed, misappropriated or otherwise violated any Company Intellectual Property owned by the Company or any of its subsidiaries.

(d) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company, the Company Subsidiaries and the System Financing Entity, is, and since January 1, 2013 has been, in compliance in all material respects with (i) all applicable material data protection, privacy, security and other applicable laws governing the collection or use (including the storage, display, transfer, dissemination and other disposition) of any personal or other sensitive information (including credit card information), and (ii) any material privacy policies, programs or other notices that concern the Company’s or any of the Company Subsidiaries’ or System Financing Entities’ collection or use of any personal information of any Person. Since January 1, 2013, (A) there have not been any incidents of material (1) data security breaches, (2) complaints or notices to the Company or any Company Subsidiary or System Financing Entity, or (3) audits, proceedings or investigations conducted or claims asserted by any other Person (including any Governmental Authority) regarding the unauthorized or illegal collection or use (including the storage, display, transfer, dissemination and other disposition) of any personal or other sensitive information of any Person, or any material violation of applicable law, by the Company or any Company Subsidiary or System Financing Entity, and (B) no such claim is pending or, to the Knowledge of the Company, threatened, that, in the case of (A) or (B), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.18 Labor Matters. (a) Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any collective bargaining agreement or other Contract with any labor organization, union or work council.

(b) During the three years preceding the date of this Agreement, (i) there have been no strikes, work stoppages, work slowdowns, lockouts, picketing or other similar material labor activities pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiaries, and (ii) there are no material unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any Company Subsidiary against the Company or any Company Subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority.

(c) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws with respect to employment, employment practices, terms and conditions of employment, wages and hours, worker classification, unfair labor practices, and the Worker Adjustment and Retraining Notification Act of 1988 (and any similar state or local statute).

Section 4.19 Tax Equity.

(a) The Company has made available to Parent a list of each Solar Energy Project that is a Section 1603 Grant Project.

(b) All Section 1603 Grant Applications and all annual certifications and reports required to be filed with the U.S. Department of Treasury with respect to each Section 1603 Grant Project have been timely and properly filed and are true, correct and complete, except as would not have a material effect on all Section 1603 Grant Projects, taken as a whole.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, the Company Subsidiaries and the System Financing Entities has taken or agreed to take any action, or knows of the existence of any fact or occurrence, that could reasonably be expected to result in the recapture, loss or disallowance of all or any portion of the Section 1603 Grant received by any Section 1603 Grant Project, including without limitation, as a result of any of the Company, any Company Subsidiary or System Financing Entity, or any of their affiliates being or having been a Disqualified Person; provided that no representation is being made for this purpose in respect of the transactions contemplated by this Agreement.

(d) No notice has been received by any of the Company, the Company Subsidiaries or the System Financing Entities which indicates that the Section 1603 Grant received for any Section 1603 Grant Project is under audit, examination, review or investigation, or is subject to any action or proceeding by any Governmental Authority.

(e) Neither the Company nor any Company Subsidiary or System Financing Entity has received notice that any System Financing Entity or Tax Equity Investor (or any corporation that directly or indirectly holds 100% of the ownership interest in the applicable Tax Equity Investor) is, or is reasonably expected to be, subject to any audit, examination, review, investigation, action or proceeding by any taxing authority, which audit, examination, review, investigation, action or proceeding concerns in whole or in part such person’s direct or indirect interest in any Solar Energy Project.

Section 4.20 Substantial Customers, Suppliers or Distributors; Adequacy of Supply.

(a) Section 4.20(a) of the Disclosure Schedule lists the twenty (20) largest customers (each, a “Substantial Customer”) of the Company and the Company Subsidiaries and the System Financing Entities, on the basis of revenues received by any of the foregoing on account of the Customer Contracts as to which such customer and/or its Subsidiaries and Affiliates are a party for the twelve (12) month period ending on June 30, 2016.

(b) Section 4.20(b) of the Disclosure Schedule lists the twenty (20) largest suppliers (each, a “Substantial Supplier”) of the Company, the Company Subsidiaries and the System Financing Entities, taken as a whole, on the basis of cost of goods or services purchased for the twelve (12) month period ending on June 30, 2016.

(c) No Substantial Customer or Substantial Supplier has (i) ceased or materially reduced its payments or sales or provision of services to the Company, the Company Subsidiaries or the System Financing Entities since the beginning of the 12 month period ending on June 30, 2016; (ii) threatened in writing to cease or materially reduce such payments or sales or provision of services; or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency.

(d) There are no facts or circumstances that would make it difficult for the Company, the Company Subsidiaries or the System Financing Entities to obtain, in reasonable quantities and necessary quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of any existing product manufactured or sold by the Company.

(e) Section 4.20(e) of the Disclosure Schedule lists the ten (10) largest third party distributors, resellers or joint sales or marketing partners (each, a “Substantial Distributor”) of the Company and the Company Subsidiaries, taken as a whole, on the basis of revenues, including as received from System Financings of the Solar Energy Projects utilized to generate energy under the Customer Agreements, generated by such channels for the twelve (12) month period ending on June 30, 2016. No Substantial Distributor has (i) ceased or materially reduced its commercial relationship with the Company since the beginning of the 12 month period ending on June 30, 2016; (ii) threatened in writing to cease or materially reduce such commercial relationship; or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency.

Section 4.21 Product Warranties; Recalls. None of the Company or any Company Subsidiary has made any material express warranties or guarantees with respect to the products marketed and/or sold or services rendered by it, other than in the Ordinary Course of Business. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each product sold or delivered and each service rendered by the Company or any Company Subsidiary has been in conformity with all applicable contractual commitments and all express and implied warranties. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no products manufactured and/or sold by the Company or any Company Subsidiary have been the subject of any recall, and there are no pending voluntary recalls and no pending or, to the Knowledge of the Company, threatened claims seeking the recall, withdrawal, suspension, or seizure of any such products. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the Company’s and the Company Subsidiaries’ products have complied, and are expected to continue to comply with applicable specifications and government safety standards, and have been, and are expected to be, substantially free from deficiencies or defects.

Section 4.22 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC (the “Committee Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between or among the Company and the Committee Financial Advisor relating to the Transactions.

Section 4.23 Opinion of Financial Advisor. The Special Committee has received a written opinion or an oral opinion to be subsequently confirmed in writing from the Committee Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to holders of Company Common Stock (other than the Principal Stockholder and his Affiliates and holders of shares to be canceled in accordance with Section 2.01(b)). Promptly after the execution of this Agreement, the Company will furnish Parent, solely for informational purposes, a true and complete copy of the written opinion of the Committee Financial Advisor.

Section 4.24 Insurance. Each of the Company, the Company Subsidiaries and the System Financing Entities maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as is appropriate in light of the business of the Company and the Company Subsidiaries and System Financing Entities. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each insurance policy of the Company or any Company Subsidiary or System Financing Entity is in full force and effect and was in full force and effect during the periods of time such insurance policy are purported to be in effect, and (ii) neither the Company nor any of the Company Subsidiaries or System Financing Entities is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by the Company or any of the Company Subsidiaries or System Financing Entities pending under any such policies that (a) to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the Ordinary Course of Business or (b) if not paid would constitute a Company Material Adverse Effect.

Section 4.25 Affiliate Transactions. Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents or (ii) the Company Benefits Plans, Section 4.25 of the Company Disclosure Letter sets forth a correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement between the Company or any Company Subsidiary or System Financing Entity, on the one hand, and, on the other hand, any (A) present executive officer or director of the Company, (B) Person that, to the Knowledge of the Company, is the record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such executive officer, director or owner (other than the Company or any Company Subsidiary or System Financing Entity).

Section 4.26 Bylaw Amendment. The Company Board has adopted an amendment to the Company Bylaws in the form attached as Exhibit C hereto.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, the Company acknowledges that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to the Company or any of its affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and the Parent Subsidiaries or (ii) the future business and operations of Parent and the Parent Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to the Company or its affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and the Company has not relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business. (a) Conduct of Business by Parent. Except for matters set forth in Section 5.01(a) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the Ordinary Course of Business in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i) amend the Parent Charter or the Parent Bylaws in any manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or otherwise be disproportionately adverse to the Company or the holders of Company Common Stock, except as may be required by Law or the rules and regulations of the SEC or the NASDAQ;

(ii) declare, set aside or pay any extraordinary dividend or other extraordinary distribution payable in cash, stock or property in respect of the Parent Capital Stock, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of the Parent Capital Stock in a manner that would disproportionately adversely affect a holder of Company Common Stock relative to a holder of Parent Common Stock or, to the extent such action would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby, issue, purchase, redeem or otherwise acquire any share of Parent Capital Stock or other securities of Parent;

(iii) acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person if such acquisition would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger; or

(iv) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by the Company. Except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the Ordinary Course of Business in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary or System Financing Entity to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options outstanding on the date hereof in order to pay the exercise price thereof, (2) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to Company Equity Awards outstanding as of the date hereof, and (3) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among the Company and wholly owned Company Subsidiaries and for any liens in favor of the administrative agent under the Company’s existing credit agreement) (A) any shares of capital stock of the Company or any Company Subsidiary or System Financing Entity (other than the issuance of Company Common Stock upon the exercise of the Company Stock Options and the settlement of Company Equity Awards pursuant to the Company Stock Plans, in each case, outstanding at the close of business on the date of this Agreement), (B) any other equity interests or voting securities of the Company or any Company Subsidiary or System Financing Entity, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or System Financing Entity, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company

Subsidiary or System Financing Entity, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, (F) any Company Voting Debt or (G) any Company Preferred Stock; provided that the Company may take the foregoing actions, including , with respect to the equity or ownership interests of any System Financing Entity in connection with incorporating or forming such System Financing Entity to the extent necessary in connection with a System Financing conducted in the Ordinary Course of Business and, if such System Financing is Indebtedness, permitted to be incurred under Section 5.01(b)(viii);

(iii) (A) amend the Company Charter or the Company Bylaws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary or System Financing Entity, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or the NASDAQ;

(iv) except as required by any Company Benefit Plan in existence as of the date hereof, (A) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual consultants, (B) grant to any of its directors, officers, employees or individual consultants any increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for payment of bonuses or incentive compensation that is accrued or earned but unpaid as of the date hereof in the Ordinary Course of Business, (D) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, officers, employees or individual consultants, (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan, except (I) for any amendments to Company Benefit Plans that are welfare plans in the Ordinary Course of Business, consistent with past practice, that do not materially increase the cost to the Company, in the aggregate, of maintaining such Company Benefit Plan, or (II) to conduct its annual review and reenrollment of its health and welfare plans in the Ordinary Course of Business, (F) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual consultants, or (G) hire any employee or individual consultant whose annual base compensation exceeds Two Hundred Thousand Dollars ($200,000);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by Law or a change in GAAP (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than (x) purchases of supplies and inventory in the Ordinary Course of Business, (y) any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries conducted in the Ordinary Course of Business or (z) with respect to the equity or ownership interests of any System Financing Entity in connection with incorporating or forming such System Financing Entity to the extent necessary in connection with a System Financing conducted in the Ordinary Course of Business and, if such System Financing is Indebtedness, permitted to be incurred under Section 5.01(b)(viii);

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than the sale of solar assets to a Company Subsidiary or System Financing Entity to the extent necessary in connection with a System Financing conducted in the Ordinary Course of Business and, if such System Financing is Indebtedness, permitted to be incurred under Section 5.01(b)(viii) and sales of products or services in the Ordinary Course of Business) or any interests therein that individually have a fair market value in excess of Five Million Dollars ($5,000,000) or in the aggregate have a fair market value in excess of Ten Million Dollars ($10,000,000), except (A) any of the foregoing with respect to inventory in the Ordinary Course of Business, (B) any of the foregoing with respect to obsolete or worthless equipment in the Ordinary Course of Business or (C) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(viii) and guarantees thereof and for any transactions among the Company and the wholly owned Company Subsidiaries or wholly owned System Financing Entities in the Ordinary Course of Business;

(viii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness;

(ix) make, or agree or commit to make, any capital expenditure except for capital expenditures (A) in accordance with the capital plans for 2016 set forth in Section 5.01(b)(ix) of the Company Disclosure Letter, (B) as required by a Governmental Entity or (C) to the extent necessary in good faith response to any emergency caused by war, terrorism, weather events, public health events or outages;

(x) (A) enter into or amend any Contract if such Contract or amendment of a Contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions or (B) solicit or enter into any transaction or Contract requiring (including because conditioned upon), or reasonably expected to cause, the Company to abandon, terminate, materially delay or not consummate the Transactions, or requiring, or reasonably expected to cause, the Company to fail to comply in any material respect with this Agreement;

(xi) enter into any new, or amend any, Company Material Contract to the extent that, as a result of such entry or amendment, consummation of the Merger or compliance by the Company or any Company Subsidiary or System Financing Entity with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any Company Subsidiary or System Financing Entity under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Company Material Contract or amendment;

(xii) enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries, other than modifications, amendments, extensions, renewals, replacements or terminations of such Contracts in the Ordinary Course of Business;

(xiii) waive, release, assign, settle, compromise or admit wrongdoing (including by the Company, any Company Subsidiary or System Financing Entity, or any of their Affiliates or Representatives) with respect to any existing or potential claim, action or proceeding (other than any claim, action or proceeding relating to Taxes or Section 1603 Grants, which shall be governed exclusively by clause (xvi) below), other than waivers, releases, assignments, settlements or compromises that do not include any admission of wrongdoing and do not and are not reasonably likely to create obligations of the Company or any of its Affiliates (including the Company Subsidiaries and the System Financing Entities, but excluding future obligations to refrain from defamation or violations of Law) other than the payment of monetary damages (a) equal to or less than the amounts reserved with respect thereto on the Filed Company SEC Documents or (b) not in excess of One Million Dollars ($1,000,000) in the aggregate;

(xiv) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material trademarks, trademark rights, trade names or service marks owned by or exclusively licensed to the Company or any Company Subsidiary, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to trademarks, trademark rights, trade names or service marks owned by any third party, in each case other than in the Ordinary Course of Business;

(xv) amend or modify any Company Material Contract or enter into, amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement, in each case if such amendment or modification would materially increase the obligations of or risk of liability to the Company;

(xvi) make, change or revoke any material Tax election, change any material method of Tax accounting or any annual Tax accounting period, request any Tax ruling, file any material amended Tax Return, settle, compromise or admit wrongdoing (including by the Company, any Company Subsidiary or System Financing Entity, or any of their Affiliates or Representatives) with respect to any existing or potential claim, action or proceeding relating to Taxes or Section 1603 Grants if such settlement, compromise or admission would or could reasonably be expected to, individually or in the aggregate, have an adverse effect that is material on the Company, or surrender any claim for a material refund of Taxes, provided that, a failure by Parent to provide its prior written consent to permit a System Financing Entity (or a Company Subsidiary with respect to a System Financing Entity) to take any such action shall be deemed to be unreasonable if failure to take such action would result in a breach by such System Financing Entity (or a Company Subsidiary) of any of its representations or covenants contained in any organizational document of such System Financing Entity;

(xvii) enter into any new line of business outside of its existing business;

(xviii) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article VII not being satisfied, (ii) result in new or additional required approvals from any Governmental Entity in connection with the Transactions or (iii) materially impair the ability of Parent, the Company or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or materially delay such consummation;

(xix) dissolve or liquidate any Company Subsidiary or System Financing Entity, except to the extent required by the operating agreement of such Company Subsidiary or System Financing Entity;

(xx) enter into any amendment, waiver, supplement or other modification to any Company Material Contract governing any Indebtedness of the Company, any Company Subsidiary, or any System Financing Entity or the Capped Call Transactions unless such amendment is acceptable to Parent in its sole discretion; provided, however, that (A) any amendment to the Secured Revolving Credit Facility, the Aggregation Credit Facility or the SREC Facilities having the sole effect of increasing the amount of commitments outstanding thereunder in an amount such that the Indebtedness that would be outstanding thereunder if such increased commitments were fully drawn would be permitted under Section 5.01(b)(viii) shall be deemed to be acceptable to Parent, (B) any amendment to the terms of any Indebtedness having the sole effect of extending the maturity date thereof shall be deemed to be acceptable to Parent and (C) any amendment to the terms of any Indebtedness that both (i) is solely administrative in nature or whose sole effect is to correct an obvious error or any error or omission of a technical nature in the terms of such Indebtedness and (ii) does not adversely affect the interests of the Parent, any Parent Subsidiary, the Company, any Company Subsidiary or any System Financing Entity in any material respect, shall be deemed to be acceptable to Parent; or

(xxi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

Section 5.02 Solicitation by the Company; Company Recommendation.

(a) Except as expressly permitted by Section 5.02(c) and except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party), following the conclusion of the Go-Shop Period, the Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease any discussions or negotiations with any Person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company and shut down the applicable Person’s or group’s access to any physical or electronic “data room” or analogous access to information.

(b) Except as expressly permitted by Section 5.02(c) and except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party), from the conclusion of the Go-Shop Period until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, shall cause its Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, including by providing non-public information and other access to any Person, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) adopt resolutions or otherwise take any action to make the provisions of any Anti-Takeover Statute inapplicable to any Acquisition Proposal, (v) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, except solely to permit a Person to submit an Acquisition Proposal to the extent failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law or (vi) resolve, agree or propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in Section 5.02(a) or Section 5.02(b), at any time following the conclusion of the Go-Shop Period and prior to the time the Company Requisite Stockholder Approvals are obtained, if the Company receives an Acquisition Proposal from any Person that did not result from any breach of this Section 5.02, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide or otherwise make available information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company, the Company Subsidiaries and the System Financing Entities and other access to such Person or its Representatives pursuant to (but only pursuant to) to a customary confidentiality agreement (an “Acceptable Confidentiality Agreement”), duly executed by such Person, (A) containing terms that are not materially more favorable in the aggregate to such Person than those contained in the Confidentiality Agreement or (B) on terms reasonably acceptable to Parent; provided that the Company shall make available to Parent substantially concurrently with providing to any such other Person (and in any event within 48 hours) any non-public information concerning the Company or its Subsidiaries that was not previously made available to Parent or its Representatives, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside counsel and financial advisors, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal. Notwithstanding anything to the contrary in the Transaction Agreements, at any time and from time to time until the date forty-five (45) calendar days after the date of this Agreement (the period prior to such date, the “Go-Shop Period”), the Company, the Company Subsidiaries and the System Financing Entities and their respective Representatives shall have the right to, without any allegation of breach of this Agreement by Parent or Parent’s Representatives, (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by making available information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company, the Company Subsidiaries and the System Financing Entities to any Person pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall make available to Parent substantially concurrently with providing to any such other Person (and in any event within 48 hours) any non-public information concerning the Company or its Subsidiaries that was not previously provided to Parent or its Representatives; and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. No later than two (2) Business Days after the conclusion of the Go-Shop Period, the Company shall notify Parent in writing of the identity of each Person or group of Persons from whom the Company received a written Acquisition Proposal prior to the conclusion of the Go-Shop Period and provide to Parent (x) a copy of any Acquisition Proposal made in writing and any other written terms or proposals provided to the Company or any Company Subsidiary System Financing Entities and (y) a written summary of the material terms of any Acquisition Proposal not made in writing (including any terms proposed orally or supplementally).

(d) Following the conclusion of the Go-Shop Period, the Company shall promptly (and in any event within 48 hours after the later of receipt of the respective Acquisition Proposal and the conclusion of the Go-Shop Period), notify Parent both orally and in writing of the receipt of any Acquisition Proposal, any inquiries that would reasonably be expected to result in an Acquisition Proposal, or any request for information from, or any negotiations sought to be initiated or resumed with, either the Company or its Representatives concerning an Acquisition Proposal, which notice shall include (i) a copy of any Acquisition Proposal (including any financing commitments) made in writing and other written terms or proposals provided to the Company or any of its Subsidiaries and (ii) a written summary of the material terms of any Acquisition Proposal not made in writing or any such inquiry or request. The Company shall keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments, material discussions or material negotiations regarding (i) any Acquisition Proposal, inquiry that would reasonably be expected to result in an Acquisition Proposal, or request for non-public information, in the case of any Person or group that is not an Excluded Party, or (ii) any Acquisition Proposal that is or would reasonably be expected to lead to a Superior Proposal, in the case of any Person or group that is an Excluded Party (but only for as long as such Person or group is an Excluded Party). None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information or the information contemplated by the last sentence of Section 5.02(c) to Parent.

(e) Except as set forth in this Section 5.02(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation with respect to the Merger, (B) fail to include the Company Recommendation in the Proxy Statement, (C) approve, authorize, endorse, declare advisable, adopt, enter into or recommend, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into or recommend to the stockholders of the Company, an Acquisition Proposal or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement (any of the foregoing, a “Company Adverse Recommendation Change”) or (ii) authorize, adopt or approve or propose to authorize, adopt or approve, an Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Section 5.02(e), prior to the time the Company Requisite Stockholder Approvals are obtained (but not after), the Company Board may (1) effect a Company Adverse Recommendation Change if the Company Board determines in good faith after consultation with outside counsel and its financial advisor and upon recommendation thereof by the Special Committee that, as a result of a Company Intervening Event, the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (2) if the Company receives an Acquisition Proposal that did not result from any breach of this Section 5.02 the Company Board determines in good faith after consultation with outside counsel and its financial advisors and upon recommendation thereof by the Special Committee constitutes a Superior Proposal, authorize, adopt, or approve such Superior Proposal and cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, but only if (I) the Company Board determines in good faith after consultation with outside counsel and its financial advisor and upon recommendation thereof by the Special Committee that the failure to do so would be inconsistent with its fiduciary duties under applicable Law and (II) if the Company terminates this Agreement pursuant to Section 8.01(g) concurrently with entering into such Alternative Acquisition Agreement and pays the applicable Company Termination Fee in compliance with Section 6.05(b)(iii); provided, however, that the Company Board may only take the actions described in the foregoing clauses (1) or (2) if:

(i) the Company shall have provided prior written notice to Parent of the Company Board’s intention to take such actions and the reasons therefor at least four (4) Business Days in advance of taking such action, which notice shall specify, as applicable, the details of such Company Intervening Event or the material terms of the Acquisition Proposal received by the Company that constitutes a Superior Proposal and attaches the most current version of the proposed agreement or other documentation under which such Acquisition Proposal is proposed to be consummated and any other material documents in respect of such Acquisition Proposal and states the identity of the third party making such Acquisition Proposal (a “Superior Proposal Notice”) (it being understood that, except as may relate to an Excluded Party, any material change to the terms of such Superior Proposal, as applicable, shall require a new Superior Proposal Notice and, in such case, all references to four (4) Business Days in this Section 5.02(e) shall be deemed to be three (3) Business Days (each such four (4) or three (3) Business Day period, a “Notice Period”));

(ii) after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to have, negotiated with Parent in good faith (to the extent Parent desire to negotiate) during such Notice Period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such actions; and

(iii) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent prior to the termination of such Notice Period and shall have, after taking into account such changes, determined in good faith after consultation with outside counsel and its financial advisor that, (A) with respect to the actions described in the foregoing clause (1) of Section 5.02(e), such Company Intervening Event remains in effect and that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to take such action, and (B) with respect to the actions described in the foregoing clause (2) of Section 5.02(e), such Acquisition Proposal received by the Company continues to constitute a Superior Proposal and that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to take such action, in each case, if such changes offered in writing by Parent were given effect.

After compliance with the foregoing clauses (i)-(iii) with respect to any Superior Proposal, the Company shall have no further obligations under the foregoing clauses (i)-(iii), and the Company Board shall not be required to comply with such obligations with respect to any other Superior Proposal. After compliance with the foregoing clauses (i)-(iii) with respect to a Company Intervening Event, the Company shall have no further obligations under the foregoing clauses (i)-(iii), and the Company Board shall not be required to comply with such obligations with respect to any other Company Intervening Event.

(f) Subject to the proviso in this Section 5.02(f), nothing contained in this Section 5.02 shall be deemed to prohibit the Company, the Company Board, the Special Committee or any other committee of the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided that neither the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change unless the applicable requirements of Section 5.02(e) shall have been satisfied.

(g) As used in this Agreement, “Acquisition Proposal” shall mean any bona fide inquiry, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extraordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the assets of the Company and its Subsidiaries, on a consolidated basis or assets of the Company and its Subsidiaries representing twenty percent (20%) or more of the consolidated revenues or net income (including, in each case, securities of the Company’s Subsidiaries) or (iii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the voting power of the outstanding shares of Common Stock, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning shares with twenty percent (20%) or more of the voting power of the outstanding shares of Common Stock.

(h) As used in this Agreement:

(i) “Company Intervening Event” means a development or change in circumstances that is unknown to the Company Board or the Special Committee of the Company Board (the “Special Committee”) as of the date of this Agreement, which development or change in circumstance becomes known to or by the members of the Board or the Special Committee prior to obtaining the Company Requisite Stockholder Approvals; provided, however that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event: (i) any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account when determining a Company Intervening Event) and (ii) the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof.

(ii) “Excluded Party” means any Person, group of Persons or group of Persons that includes any Person or group of Persons, from whom the Company or any of its Representatives has received prior to the conclusion of the Go-Shop Period a written Acquisition Proposal that the Company Board determines in good faith (such determination to be made no later than two (2) Business Days after the conclusion of the Go-Shop Period), after consultation with outside counsel and its financial advisors and upon recommendation thereof by the Special Committee, is or would reasonably be expected to result in a Superior Proposal; provided that some or all of such Persons and the other members of such group who were members of such group immediately prior to the conclusion of the Go-Shop Period constitute at least 50% of the equity financing of such group at any time thereafter when a determination as to whether such Person is an Excluded Party is required hereunder.

(i) As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in clauses (ii) and (iii) of the definition of such term changed from 20% to 50% and it being understood that any transaction that would constitute an Acquisition Proposal pursuant to clause (ii) or (iii) of the definition thereof cannot constitute a Superior Proposal under clause (i) under the definition thereof unless it also constitutes a Superior Proposal pursuant to clause (ii) or (iii), as applicable, after giving effect to this parenthetical) that the Company Board has determined in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is more favorable to the Company’s stockholders than the Transactions, taking into account all of the terms and conditions of such Acquisition Proposal (including the financing, likelihood and timing of consummation thereof) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Acquisition Proposal under the provisions of Section 5.02(e) or otherwise).

Section 5.03 No Solicitation by Parent; Parent Recommendation.

(a) Except as expressly permitted by this Section 5.03, following the date of this Agreement, Parent shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease any discussions or negotiations with any Person or group that may be ongoing with respect to any Parent Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, Parent shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of Parent and shut down the applicable Person’s or group’s access to any physical or electronic “data room” or analogous access to information.

(b) Except as expressly permitted by this Section 5.03, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, Parent shall not, shall cause its Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Acquisition Proposal, including by providing non-public information and other access to any Person, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning Parent or its Subsidiaries to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Parent Acquisition Proposal (a “Parent Acquisition Agreement”), (iv) adopt resolutions or otherwise take any action to make the provisions of any Anti-Takeover Statute inapplicable to any Parent Acquisition Proposal, (v) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, except solely to permit a Person to submit an Parent Acquisition Proposal to the extent failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law or (vi) resolve, agree or propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in Section 5.03(a) or Section 5.03(b) at any time following the date of this Agreement and prior to the time the Parent Requisite Stockholder Approvals are obtained, if Parent receives a Parent Acquisition Proposal from any Person that did not result from any breach of this Section 5.03, Parent and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) Parent and its Representatives may provide non-public information and other access to such Person if Parent receives from such Person (or has received from such Person) an executed a customary confidentiality agreement, and (ii) Parent and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Parent Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Parent Board (or a duly authorized committee thereof) determines in good faith, after consultation with Parent’s outside counsel and financial advisors, that such Parent Acquisition Proposal is or would reasonably be expected to lead to a Parent Superior Proposal.

(d) Except as set forth in this Section 5.03(d), neither the Parent Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to the Company (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Parent Recommendation, (B) fail to include the Parent Recommendation in the Proxy Statement, (C) approve, authorize, endorse, declare advisable, adopt, enter into or recommend to the stockholders of the Parent, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into or recommend to the stockholders of Parent, a Parent Acquisition Proposal or (D) if a tender offer or exchange offer for shares of capital stock of Parent that constitutes a Parent Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Parent stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement (any of the foregoing, a “Parent Adverse Recommendation Change”) or (ii) authorize, adopt or approve or propose to authorize, adopt or approve, a Parent Acquisition Proposal, or cause or permit Parent or any of its Subsidiaries to enter into any Parent Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Section 5.03(d), prior to the time the Parent Requisite Stockholder Approvals are obtained (but not after), the Parent Board may (1) effect a Parent Adverse Recommendation Change if the Parent Board determines in good faith after consultation with outside counsel and its financial advisor that, as a result of a Parent Intervening Event, the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (2) if Parent receives a Parent Acquisition Proposal that did not result from any breach of this Section 5.03 that the Parent Board determines in good faith after consultation with outside counsel and its financial advisor constitutes a Parent Superior Proposal, authorize, adopt, or approve such Parent Superior Proposal and cause or permit Parent to enter into an Parent Acquisition Agreement with respect to such Parent Superior Proposal, but, with respect to the foregoing clause (1), only if, (I) the Parent Board determines in good faith after consultation with outside counsel and its financial advisor that the failure to do so would be inconsistent with its fiduciary duties under applicable Law and (II) Parent terminates this Agreement pursuant to Section 8.01(h) concurrently with entering into such Parent Acquisition Agreement and pays the applicable Parent Termination Fee in compliance with Section 6.05(c)(iii); provided, however, that the Parent Board may only take the actions described in the foregoing clauses (1) or (2) if:

(i) Parent shall have provided prior written notice to the Company of Parent Board’s intention to take such actions at least four (4) Business Days in advance of taking such action and the reason therefor, which notice shall specify, as applicable, the details of such Parent Intervening Event or the financial and other material terms of the Acquisition Proposal received by Parent that constitutes such Parent Superior Proposal (a “Parent Superior Proposal Notice”) (it being understood that any material change to the terms of such Parent Acquisition Proposal, as applicable, shall require a new Parent Superior Proposal Notice and, in such case, all references to four (4) Business Days in this Section 5.03(d) shall be deemed to be three (3) Business Days (each such four (4) or three (3) Business Day period, a “Parent Notice Period”));

(ii) after providing such notice and prior to taking such actions, Parent shall have, and shall have caused its Representatives to, negotiate with the Company in good faith (to the extent the Company desire to negotiate) during such Parent Notice Period to make such adjustments in the terms and conditions of this Agreement as would permit the Parent Board not to take such actions; and

(iii) the Parent Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by the Company prior to the termination of such Parent Notice Period and shall have, after taking into account such changes, determined in good faith, after consultation with outside counsel and its financial advisor, that (A) with respect to the actions described in the foregoing clause (1), that such Parent Intervening Event remains in effect and that it would continue to be inconsistent with the Parent Board’s fiduciary duties under applicable Law not to take such action, and (B) with respect to the actions described in the foregoing clause (2), such Parent Acquisition Proposal received by Parent continues to constitute a Parent Superior Proposal and that it would continue to be inconsistent with the Parent Board’s fiduciary duties under applicable Law not to take such action, in each case, if such changes offered in writing by the Company were given effect.

After compliance with the foregoing clauses (i)-(iii) with respect to any Parent Superior Proposal, Parent shall have no further obligations under the foregoing clauses (i)-(iii), and the Parent Board shall not be required to comply with such obligations with respect to any other Parent Superior Proposal. After compliance with the foregoing clauses (i)-(iii) with respect to a Parent Intervening Event, Parent shall have no further obligations under the foregoing clauses (i)-(iii), and the Parent Board shall not be required to comply with such obligations with respect to any other Parent Intervening Event.

(e) Subject to the proviso in this Section 5.03(e), nothing contained in this Section 5.03 shall be deemed to prohibit Parent, the Parent Board or any committee of the Parent Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided that neither the Parent Board nor any committee thereof shall effect a Parent Adverse Recommendation Change unless the applicable requirements of Section 5.03(d) shall have been satisfied.

(f) As used in this Agreement, “Parent Acquisition Proposal” shall mean any bona fide inquiry, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extraordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving Parent, (ii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the assets of Parent and its Subsidiaries, on a consolidated basis or assets of Parent and its Subsidiaries representing twenty percent (20%) or more of the consolidated revenues (including, in each case, securities of Parent’s Subsidiaries) or (iii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the voting power of the outstanding shares of Parent Common Stock, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning shares with twenty percent (20%) or more of the voting power of the outstanding shares of Parent Common Stock.

(g) As used in this Agreement, “Parent Intervening Event” means a development or change in circumstances that is unknown to the Parent Board as of the date of this Agreement, which development or change in circumstance becomes known to or by the Parent Board prior to obtaining the Parent Requisite Stockholder Approvals; provided, however that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event: (i) any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account when determining a Parent Intervening Event) and (ii) the receipt, existence of or terms of a Parent Acquisition Proposal or any inquiry relating thereto or the consequences thereof.

(h) As used in this Agreement, “Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (with the percentages set forth in clauses (ii) and (iii) of the definition of such term changed from 20% to 50% and it being understood that any transaction that would constitute a Parent Acquisition Proposal pursuant to clause (ii) or (iii) of the definition thereof cannot constitute a Parent Superior Proposal under clause (i) under the definition thereof unless it also constitutes a Parent Superior Proposal pursuant to clause (ii) or (iii), as applicable, after giving effect to this parenthetical) that the Parent Board has determined in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is more favorable to the Parent’s stockholders than Transactions, taking into account all of the terms and conditions of such Parent Acquisition Proposal (including the financing, likelihood and timing of consummation thereof) and this Agreement (including any changes to the terms of this Agreement committed to by the Company to Parent in writing in response to such Parent Acquisition Proposal under the provisions of Section 5.03(d) or otherwise).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Form S-4 and the Joint Proxy Statement; Company Stockholders Meeting and Parent Stockholders Meeting.

(a) Parent and the Company shall use reasonable best efforts to jointly prepare and cause to be filed with the SEC as promptly as reasonably practicable (and in any event use reasonable best efforts to do so within 10 Business Days following the date of this Agreement) a joint proxy statement to be sent to the stockholders of Parent and the stockholders of the Company relating to the Parent Stockholders Meeting and the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement, and the Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) Parent shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Parent Stockholders Meeting for the sole purpose of seeking the Parent Requisite Stockholder Approvals. Parent shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to Parent’s stockholders and to hold the Parent Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Parent Requisite Stockholder Approvals. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Requisite Stockholder Approvals and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.03(d). Notwithstanding the foregoing provisions of this Section 6.01(d), if on a date for which the Parent Stockholders Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Requisite Stockholder Approvals, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholders Meeting, provided that (excluding any adjournments or postponements required by applicable Law) the Parent Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Parent Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Parent agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Acquisition Proposal, by the making of any Parent Adverse Recommendation Change by the Parent Board or by the occurrence of a Parent Intervening Event.

(e) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Stockholders Meeting for the sole purpose of seeking the Company Requisite Stockholder Approvals. The

Company shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act and to hold the Company Stockholders Meeting as soon as reasonably practicable after the Form S-4 becomes effective and (ii) solicit the Company Requisite Stockholder Approvals. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Requisite Stockholder Approvals and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(e). Notwithstanding the foregoing provisions of this Section 6.01(e), if on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Requisite Stockholder Approvals, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholders Meeting, provided that (excluding any adjournments or postponements required by applicable Law) the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal, by the making of any Company Adverse Recommendation Change by the Company Board or by the occurrence of a Company Intervening Event.

(f) Notwithstanding anything set forth in this Agreement to the contrary, Parent and the Parent Board shall not be required to take any actions contemplated by Section 6.01(d) (including, for the avoidance of doubt, convening and holding the Parent Stockholders Meeting for the purpose of seeking the Parent Requisite Stockholder Approvals, causing (or using reasonable best efforts to cause) the Joint Proxy Statement to be mailed to Parent’s stockholders and soliciting (or using reasonable best efforts to solicit) the Parent Requisite Stockholder Approvals) and shall have the right to postpone the date of the Parent Stockholders Meeting and publicly announce the reasons therefor if (i) a Company Default shall have occurred and for so long as a Company Default remains in effect, (ii) Parent shall not have received on the date that is one Business Day prior to the date that the Joint Proxy Statement is to be mailed to Parent’s stockholders pursuant to Section 6.01 (ignoring, for such purpose, a delay in such mailing contemplated by this Section 6.01(f)) a certificate signed on behalf of the Company by an executive officer of the Company certifying that a Company Default is not then in effect.

(g) The Company shall use its reasonable best efforts to hold the Company Stockholders Meeting at least one Business Day prior to the Parent Stockholders Meeting, and Parent shall use its reasonable best efforts to hold the Parent Stockholders Meeting on the Business Day following the Company Stockholders Meeting, in each case, subject to Section 6.01(d) and Section 6.01(e). In no event shall Parent be required to hold the Parent Stockholders Meeting prior to the Company Stockholders Meeting.

(h) Parent, as sole stockholder of Merger Sub, shall approve this Agreement.

Section 6.02 Access to Information; Confidentiality.

(a) Subject to applicable Law, the Company shall, and shall cause each of the Company Subsidiaries and System Financing Entities to, afford to Parent and to Parent’s Representatives reasonable access, upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, to all their respective properties, books, contracts, commitments, per sonnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries and System Financing Entities to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request in connection with this Agreement and the transactions contemplated hereby, including for purposes of any business planning (including for post-Closing periods) and integration; provided, however, that the Company (i) shall not be required to afford such access if it would unreasonably disrupt the operations of the Company, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which the Company or such Company Subsidiary or System Financing Entity is a party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege) and (iv) may withhold or redact any document or information containing competitively sensitive information or valuation information. If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform Parent as to the general nature of what is being withheld. Without limiting the foregoing, the Company shall, and shall cause the Company Subsidiaries and System Financing Entities, to afford to Parent and to Parent’s Representatives reasonable access to the books, contracts, commitments, personnel, Representatives and records of the Company, the Company Subsidiaries and System Financing Entities to the extent reasonably requested by Parent to confirm, to Parent’s reasonable satisfaction, the satisfaction of the conditions set forth in Section 7.02(e) and Section 7.02(f). All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated June 23, 2016 between Parent and the Company (the “Confidentiality Agreement”).

(b) From the date hereof through the Effective Time, in each case except to the extent prohibited by applicable antitrust or competition Law, the Company shall, and shall cause the Company Subsidiaries and the System Financing Entities to, (a) permit a representative of the Parent designated by the Parent to participate in the investment committee processes of the Company, the Company Subsidiaries and the Financing Entities and evaluate the decisions of the investment committee members before such decisions are made, (b) permit a representative of the Parent designated by the Parent to participate in the weekly cash flow review processes of the Company the Company Subsidiaries and the Financing Entities and provide such representative a reasonable opportunity to review and discuss the Company’s, the Company’s Subsidiaries’ and the Financing Entities’ cash flows with members of management of such Persons as part of their cash flow review and forecasting process, and (c) consider the feedback of such designated representatives in good faith.

Section 6.03 Required Actions. (a) Each of the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the Transactions.

(b) In connection with Section 6.03(a), the Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no Anti-Takeover Statute is or becomes applicable to this Agreement or the Transactions and (y) if any Anti-Takeover Statute becomes applicable to this Agreement or the Transactions, take all action reasonably appropriate to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) In connection with Section 6.03(a), Parent and the Company shall cooperate in good faith to seek to obtain all consents, approvals and waivers required by the terms of any material Contracts with third parties or material Permits in connection with the transactions contemplated hereby.

(d) In connection with Section 6.03(a), the Company and Parent shall make all filings, including filing a Notification and Report form under the HSR Act, as promptly as practicable with the Governmental Entities from whom Consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement in order to obtain all such required Consents or nonactions from such Governmental Entities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably possible, and in any event no later than the End Date; provided, however, that neither Parent nor the Company shall be required pursuant to this Section 6.03(d) to commit to any undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate or modify any relationships, rights or obligations or to do any other act that is not conditioned upon the consummation of the Merger or that would or would reasonably be expected to result in (i) a prohibition or limitation on the ownership, operation or freedom of action by the Company, Parent or any of their respective Subsidiaries of or with respect to any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, (ii) the Company, Parent or any of their respective Subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, in each case as a result of the Merger, (iii) any prohibition or limitation on the ability of Parent to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Company or the Company Subsidiaries, including the right to vote, or (iv) any prohibition or limitation on Parent effectively controlling the business or operations of the Company and the Company Subsidiaries, if any such actions set forth in clauses (i) through (iv) of this Section 6.03(d) would materially impair the expected benefits of the transaction (a “Detriment”). If the actions taken by Parent and the Company pursuant to the immediately preceding sentence do not result in the conditions set forth in Sections 7.01(c) and (d) being satisfied, then, during the term of this Agreement, each of Parent and the Company shall use their reasonable best efforts to participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Transactions or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Transactions, including by defending any suit, action or other legal proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 7.01(c) or (d) not to be satisfied.

(e) In connection with and without limiting the generality of the foregoing, each of Parent and the Company shall:

(i) make or cause to be made as promptly as reasonably practicable (and in any event no later than 15 Business Days following the date of this Agreement), in consultation and cooperation with the other, all filings required under the HSR Act relating to the Merger;

(ii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 6.03(d);

(iii) give the other reasonable prior notice of any such registration, declaration, submission, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in Section 6.03(d) and in this Section 6.03(e)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, submission, notice, filing or communication;

(iv) use its reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, trade regulation or similar Laws for additional information or documentary material in connection with antitrust, competition, trade regulation or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities not to consummate any of the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; and

(v) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.03(d) and in this Section 6.03(e)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Entity and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with the filing of such materials, and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger, subject to redaction of competitively sensitive information, valuation material or information subject to attorney client privilege.

(f) Notwithstanding anything else contained herein but subject to the proviso of the first sentence of Section 6.03(d), the provisions of this Section 6.03 shall not be construed to require the Company, Parent or their respective Subsidiaries to offer, take, commit to or accept any action, restrictions or limitations of or on the Company, Parent or their respective Subsidiaries, or to permit such actions, restrictions or limitations without the prior written consent of the other party, if such actions, restrictions or limitations, individually or in the aggregate, would or would reasonably be expected to result in a Detriment.

(g) The Company shall promptly (and in any event within 24 hours of becoming aware of such Company Default) notify Parent in writing upon the occurrence of any Company Default.

Section 6.04 Indemnification, Exculpation and Insurance. (a) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any Company Subsidiary and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (each, an “Action”), with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain in effect (to the fullest extent permitted under applicable Law) the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s articles of incorporation and bylaws or other organization documents in effect immediately prior to the Effective Time or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s certificate of incorporation and bylaws set forth in Exhibit A and Exhibit B in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and its Subsidiaries from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, except that in no event shall Parent be required to pay an annual premium for such insurance in excess of the amount set forth on Section 6.04(b) of the Company Disclosure Letter (the “Maximum Amount”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Maximum Amount, Parent shall obtain the most advantageous policy of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In lieu of the foregoing, the Company may in its discretion purchase, and Parent may in its discretion purchase if the Company declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the Effective Time from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, provided that without the Parent’s consent, the cost of such “tail” policy shall not exceed the Maximum Amount.

(c) In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Company shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, assume the obligations set forth in this Section 6.04.

(d) At and after the Effective Time, Parent shall indemnify and hold harmless (and advance funds in respect of the foregoing; provided, however, that the Company Indemnified Party to whom funds are advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification under Law applicable to Parent) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Company shall reasonably cooperate with the Company Indemnified Party in the defense of any such Action.

(e) The provisions of this Section 6.04 shall (i) survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05 Fees and Expenses. (a) Except as provided in Sections 6.05(b) and 6.05(c), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) The Company shall pay to Parent the Company Termination Fee if:

(i) Parent terminates this Agreement pursuant to Section 8.01(e); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) at any time after Parent would have been permitted to terminate this agreement pursuant to Section 8.01(e), this Agreement shall be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 6.05(b)(i);

(ii) (A) this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(d), (B) after the date hereof, but prior to the date of the Company Stockholders Meeting (in the case of Section 8.01(b)(iii)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i) or Section 8.01(d)), a third party has made, or publicly and financially credibly indicated an intention to make, and has not withdrawn prior to the date of the Company Stockholders Meeting, in the case of Section 8.01(b)(iii), or prior to the date of termination, in the case of Section 8.01(b)(i) or Section 8.01(d), an Acquisition Proposal that has become known to the public, and (C) within 12 months of such termination, the Company enters into a definitive Contract to consummate any Acquisition Proposal or any Acquisition Proposal is consummated. For the purposes of Section 6.05(b)(ii)(C) only, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.02(d) except that all references to “20%” therein shall be deemed to be references to “50%”; or

(iii) the Company terminates this Agreement pursuant to Section 8.01(g).

(c) Parent shall pay to the Company the Parent Termination Fee if:

(i) the Company terminates this Agreement pursuant to Section 8.01(f); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) at any time after the Company would have been permitted to terminate this agreement pursuant to Section 8.01(f), this Agreement shall be deemed terminated pursuant to Section 8.01(f) for purposes of this Section 6.05(c)(i);

(ii) (A) this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(ii) or Section 8.01(c), (B) after the date hereof, but prior to the date of the Parent Stockholders Meeting (in the case of Section 8.01(b)(ii)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i) or Section 8.01(c)), a third party has made, or publicly and financially credibly indicated an intention to make, and has not withdrawn prior to the date of the Parent Stockholders Meeting, in the case of Section 8.01(b)(ii), or prior to the date of termination, in the case of Section 8.01(b)(i) or Section 8.01(c), a Parent Acquisition Proposal that has become known to the public, and (C) within 12 months of such termination, Parent enters into a definitive Contract to consummate any Parent Acquisition Proposal or any Parent Acquisition Proposal is consummated. For the purposes of Section 6.05(c)(ii)(C) only, the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 5.03(f) except that all references to “20%” therein shall be deemed to be references to “50%”; or

(iii) Parent terminates this Agreement pursuant to Section 8.01(h).

(d) Any Company Termination Fee or Parent Termination Fee due under Section 6.05(b) or Section 6.05(c) shall be paid by wire transfer of same-day funds (i) in the case of Section 6.05(b)(i) or Section 6.05(c)(i), on the Business Day immediately following the date of termination of this Agreement, (ii) in the case of Section 6.05(b)(ii) or Section 6.05(c)(ii), on the date of the first to occur of the events referred to in Section 6.05(b)(ii)(C) or Section 6.05(c)(ii)(C), as applicable and (iii) in the case of Section 6.05(b)(iii) or Section 6.05(c)(iii), at or prior to the termination of this Agreement.

(e) Parent and the Company acknowledge and agree that the agreements contained in Section 6.05(b) and Section 6.05(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company would not have entered into this Agreement. Accordingly, if either party fails promptly to pay the amount due pursuant to Section 6.05(b) or Section 6.05(c), as applicable, and, in order to obtain such payment, the other party commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Company or Parent, as applicable, shall pay to the other party such payment and its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. In no event shall either party be obligated to pay more than one termination fee pursuant to this Section 6.05.

Section 6.06 Certain Tax Matters. Each of the Company and Parent shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by not taking any action (or failing to take any action) that is reasonably likely to prevent or impede such qualification. Each of the Company and Parent shall use its reasonable best efforts to obtain the opinions of counsel referenced in Sections 7.02(d) and 7.03(d), including by executing and delivering customary representation letters to each such counsel in form and substance reasonably satisfactory to such counsel.

Section 6.07 Transaction Litigation. Subject to applicable Law, Parent shall give the Company the opportunity to participate in the defense or settlement of any litigation by a holder of securities of Parent against Parent or its directors relating to the Transactions and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to applicable Law, the Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its directors or officers by a holder of securities of the Company relating to the Transactions and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.03, each of Parent and the Company shall cooperate, shall cause the Parent Subsidiaries and the Company Subsidiaries and System Financing Entities, as applicable, to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate in the defense against such litigation by a holder of securities of the Company or of Parent, as applicable.

Section 6.08 Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.09 Public Announcements. Except with respect to any Company Adverse Recommendation Change or Parent Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company will use reasonable best efforts to develop a joint communications plan and to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and not to issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.09, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

Section 6.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 6.11 Certain Transfer Taxes. Except to the extent set forth in Section 2.02(c), any liability arising out of any documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes with respect to the transactions contemplated by this Agreement shall be borne by the Surviving Company and expressly shall not be a liability of stockholders of the Company.

Section 6.12 Employee Matters.

(a) Parent shall or shall cause the Surviving Company to assume, honor and fulfill all of the obligations under the Company Benefit Plans in accordance with their terms.

(b) Effective as of the Effective Time and continuing through the end of the fiscal quarter in which the Effective Time occurs, Parent hereby agrees that it shall, or it shall cause the Surviving Company (or any Subsidiary thereof) to, provide each employee of the Company or any Company Subsidiary or System Financing Entity who continues to be employed by Parent or the Surviving Company (or any Subsidiary thereof or any System Financing Entity) as of the Effective Time (each, a “Continuing Employee”) with levels of annual base salary or hourly wage rate, as the case may be, and cash incentive compensation opportunities that are equal to such levels of annual base salary or hourly wage rate, as the case may be, and cash incentive compensation opportunities that were provided to such Continuing Employee immediately prior to the Effective Time.

(c) Parent shall, or shall cause the Surviving Company (or any Subsidiary thereof) to, cause service rendered by each Continuing Employee to the Company or any Company Subsidiary or System Financing Entity or their respective predecessors prior to the Effective Time to be credited for all purposes (other than for purposes of determining an accrued benefit under any defined benefit pension plan) under the Parent Benefit Plans in which any Continuing Employee may participate from and after the Effective Time to the same extent as such service was taken into account under a corresponding Company Benefit Plan; provided that no such credit shall be required to the extent that it would result in a duplication of benefits for the same period of service.

(d) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick, or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Company (or any Subsidiary thereof or any System Financing Entity) to, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Parent or the Surviving Company (or any Subsidiary thereof or any System Financing Entity).

(e) Parent shall, or shall cause the Surviving Company (or any Subsidiary thereof or any System Financing Entity) to, (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Effective Time, (A) waive all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Parent Benefit Plan for such Continuing Employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time and (B) provide the Continuing Employee with credit for any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents under such Parent Benefit Plan for the plan year in which the Effective Time occurs.

(f) Without limiting the generality of Section 9.07, the provisions of this Section 6.12 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee or individual consultant or any other Person shall be a third-party beneficiary of this Section 6.12. Nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose or as prohibiting or limiting the ability of Parent to amend, modify or terminate any plans, programs, policies, agreements, arrangements or understandings of the Company or Parent. Nothing herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent to continue any specific plans or to continue the employment or service, or any changes to the terms and conditions of the employment or service, of any specific Person.

Section 6.13 Treatment of Outstanding Debt and Capped Call Transactions.

(a) Treatment of Convertible Notes, other Outstanding Debt and Capped Call Transactions. Within the time periods required by the terms of each agreement governing the terms of any Indebtedness of the Company, any of the Company Subsidiaries and/or any of the System Financing Entities (including, without limitation, each Convertible Notes Indenture) and the Capped Call Transactions, the Company, the Company Subsidiaries and the System Financing Entities shall take all actions required by the applicable agreement to be performed by any of the Company, any of the Company Subsidiaries and/or any of the System Financing Entities prior to the Effective Time as a result of the execution and delivery of this Agreement, the Merger, and the other transactions contemplated by this Agreement, including the giving of any notices that may be required prior to the Effective Time and the delivery to the applicable lender, agent, trustee, other counterparty or other applicable Person of any documents or instruments required to be delivered prior to the Effective Time to such lender, agent, trustee, other counterparty or other applicable Person, in each case in connection with such transactions or otherwise required pursuant to any agreement governing the terms of any Indebtedness of the Company, any of the Company Subsidiaries and/or any of the System Financing Entities (including, without limitation, each Convertible Notes Indenture) and the Capped Call Transactions; provided that the Company (or the applicable Company Subsidiary or System Financing Entity) shall deliver a copy of any such notice or other document to Parent at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the applicable agreement governing the terms of such Indebtedness. Without limiting the generality of the foregoing, prior to the Effective Time, the Company agrees to cooperate with Parent, at Parent’s written request, by (i) executing and delivering (or causing to be executed and delivered, as applicable) at the Effective Time, a supplemental indenture, officer’s certificate and opinion of counsel, in each case in form and substance reasonably acceptable to Parent, of each Convertible Notes Indenture and (ii) using its reasonable best efforts to cause the trustee under each Convertible Notes Indenture to execute at the Effective Time such supplemental indentures.

Section 6.14 Financing Cooperation.

(a) Prior to the Effective Time, the Company, the Company Subsidiaries and the System Financing Entities shall, and shall use their reasonable best efforts to cause their Representatives to, provide all customary cooperation, including provision of customary financial information, that is reasonably requested by Parent or Merger Sub in connection with any third-party debt financing obtained by Parent or Merger Sub for the purpose of financing the Merger and any transaction related thereto, including the refinancing of any debt of Parent, Merger Sub, the Company, any Company Subsidiary or any System Financing Entity in connection therewith (it being understood that the receipt of any such debt financing is not a condition to the Merger); provided, however, that (i) no such cooperation shall be required under this Section 6.14(a) or Section 6.14(b) to the extent it would (A) unreasonably disrupt the conduct of the Company’s business, (B) require the Company, the Company Subsidiaries or the System Financing Entities to incur any fees, expenses or other liability prior to the Effective

Time for which it is not promptly reimbursed or simultaneously indemnified, (C) cause any representation or warranty of the Company in this Agreement to be breached (unless such breach is waived by Parent and Merger Sub), (D) cause any condition to Parent’s or Merger Sub’s obligation to consummate the Merger to fail to be satisfied or otherwise cause any breach of this Agreement by the Company (unless such failure or breach is waived by Parent and Merger Sub) or (E) be reasonably expected to cause any director, officer or employee of the Company, any Company Subsidiary or any System Financing Entity to incur any material personal liability and (ii) except to the extent otherwise contemplated hereby, the Company, the Company Subsidiaries and the System Financing Entities shall not be required under this Section 6.14(a) or Section 6.14(b) to execute any credit or security documentation or similar agreement, or amendment thereof, that is operative prior to the Effective Time.

(b) Subject to the proviso in Section 6.14(a), the Company, the Company Subsidiaries and the System Financing Entities shall, and shall use their reasonable best efforts to cause their Representatives to, cooperate with Parent and Merger Sub (in each case, to the extent reasonably requested by Parent) in connection with (i) the replacement, backstopping or amendment, as of the Effective Time, of outstanding financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments and obligations of the Company and the Company Subsidiaries, including granting any waivers in respect thereof, (ii) the satisfaction, unwind, amendment or rolling over, in each case as of, and conditioned upon the occurrence of, the Effective Time, of derivative financial instruments or arrangements (including the Capped Call Transactions and other swaps, caps, floors, futures, forward contracts and option agreements) and (iii) the amendment, replacement, modification, waiver of terms, refinancing, repayment, redemption and satisfaction and discharge, in each case, to be effective as of the Effective Time, of any Indebtedness of the Company or any Company Subsidiary in connection with the transactions contemplated hereby; provided that with respect to any amendment, modification or waiver of any of the foregoing, all communications with lenders, creditors, counterparties and agents and representatives thereof prior to the Effective Time shall be conducted jointly by the Company (or the applicable Company Subsidiary or System Financing Entity), Parent and Merger Sub (or their respective designated Representatives); provided, father, that completion of the transactions described in the foregoing clauses (i) through (iii) is not a condition to the Merger. Parent shall reimburse the Company for any out-of-pocket expenses incurred by the Company pursuant to this Section 6.14(b).

(c) On the date that is fifteen (15) Business Days prior to the expected Effective Date (as determined by Parent, acting reasonably and in good faith, and notified to the Company twenty (20) Business Days in advance of the expected Effective Date), the Company shall deliver to Parent a notice setting forth all Indebtedness of the Company, the Company Subsidiaries and the System Financing Entities as of such date and any other Indebtedness expected to be incurred by any of the Company, the Company Subsidiaries or the System Financing Entities on or prior to the Effective Date. If requested in writing by the Parent at least ten (10) Business Days prior to the Effective Time, the Company, the Company Subsidiaries and the System Financing Entities shall use reasonable best efforts to deliver to Parent and Merger Sub at least three (3) Business Days prior to the Effective Time a customary payoff letter (executed by the lenders (or agents therefor) under the applicable Indebtedness) with respect to any Indebtedness of the Company, any of the Company Subsidiaries or any of the System Financing Entities designated for repayment by Parent in such written request delivered by

Parent to the Company (the “Repaid Indebtedness”). The Company, the Company Subsidiaries and the System Financing Entities shall use reasonable best efforts to facilitate the termination and repayment in full of all obligations under the Repaid Indebtedness, and the release of any liens and termination of all guarantees in connection therewith, at, and subject to the occurrence of, the Effective Time; provided that actual repayment of the Repaid Indebtedness shall only be required if the Company, the Company Subsidiaries and the System Financing Entities shall have on hand or shall have received from Parent the funds necessary to pay in full such obligations. Parent shall reimburse the Company, the Company Subsidiaries and the System Financing Entities for any out-of-pocket expenses incurred by the Company, any of the Company Subsidiaries or any of the System Financing Entities pursuant to this Section 6.14(c).

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Parent Requisite Stockholder Approvals and the Company Requisite Stockholder Approvals shall have been obtained.

(b) Listing. The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(c) HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or ruling by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.02 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Merger. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 4.01, Section 4.03, Section 4.04, Section 4.08(a), Section 4.08(c)

and Section 4.22) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Company Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.02(a)); (ii) the representations and warranties of the Company contained in Section 4.01, Section 4.03 (excluding Section 4.03(a) and Section 4.03(e)), Section 4.04 and Section 4.08(c) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company contained in Section 4.03(a), Section 4.03(e) and Section 4.22 shall be true and correct (except for de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of the Company contained in Section 4.08(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(d) Tax Opinion. Parent shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.02(d), such counsel shall be entitled to receive and rely upon customary representation letters from Parent and the Company.

(e) Absence of Event of Default. There shall not have occurred and be continuing, with respect to any Indebtedness of the Company, any Company Subsidiary or any System Financing Entity with a principal amount (individually or in the aggregate) in excess of

$10 million, (A) any event or condition that (with or without notice and/or lapse of time) (i) results in such Indebtedness (or would have resulted under the terms of such Indebtedness as in effect on the date hereof unless such event or condition has been Permanently Waived) becoming due prior to its scheduled maturity or requires such Indebtedness (or would have required under the terms of such Indebtedness as in effect on the date hereof unless such event or condition has been Permanently Waived) to be prepaid in whole or in part prior to its scheduled maturity (including, without limitation, any “Manager Termination Event,” “Servicer Event of Default,” “Potential Amortization Event” or “Amortization Event” under the MyPower Facility, any “Manager Termination Event,” “Provider Termination Event,” “Amortization Event” or “Potential Amortization Event” under the Domino Facility, any “Sweep Event” or “Subject Fund Sweep Event” under the Aggregation Facility, any “Sweep Event” under the Mako Facility, any “Sweep Event” or “Recalibration Event” under the Hammerhead Facility or any other similar event under any other Indebtedness of the Company, any Company Subsidiary or any System Financing Entity), other than, solely in the case of mandatory partial prepayments or repurchases, as set forth on Schedule 7.02(e), or (ii) constitutes a breach or default under the terms of any such Indebtedness (or would have constituted such a breach or default under the terms thereof as in effect on the date hereof unless such event or condition has been Permanently Waived) or enables or permits (or would have enabled or permitted under the terms of the applicable Indebtedness as in effect on the date hereof) the holder or holders of any such Indebtedness (or any trustee or agent on its or their behalf) to cause any such Indebtedness to become due, or to require the prepayment (in whole or in part), repurchase, redemption or defeasance thereof, prior to its scheduled maturity (other than, solely in the case of mandatory partial prepayments or repurchases, as set forth on Schedule 7.02(e)) or (B) any failure to pay the principal of any such Indebtedness at the stated maturity thereof (any event or circumstance described clause (A) or (B), a “Company Default”). Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.

(f) Company Net Working Capital Balance. The Company Net Working Capital Balance shall be no more than Seventy Five Million Dollars ($75,000,000). Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.03 Conditions to the Company’s Obligation to Effect the Merger. The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.03 and Section 3.04) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.01, Section 3.03 (except for Section 3.03(a)) and Section 3.04 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) the representations and warranties of Parent and Merger Sub contained in Section 3.03(a) shall be true and correct (except for de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(d) Tax Opinion. The Company shall have received a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.03(d), such counsel shall be entitled to receive and rely upon customary representation letters from Parent and the Company.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Company Requisite Stockholder Approvals or the Parent Requisite Stockholder Approvals, as follows:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean nine (9) months from signing; provided, however, that the terminating party shall have complied with its obligations pursuant to Section 6.03 and the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is a proximate result of a breach of this Agreement by such party (including, in the case of Parent, Merger Sub);

(ii) if the Parent Requisite Stockholder Approvals are not obtained at the Parent Stockholders Meeting duly convened (unless such Parent Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(iii) if the Company Requisite Stockholder Approvals are not obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(c) by the Company, if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not reasonably capable of being cured by the End Date or is not cured by Parent or Merger Sub, as the case may be, within 90 days after receiving written notice from the Company;

(d) by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the End Date or is not cured by the Company, as the case may be, within 90 days after receiving written notice from Parent;

(e) by Parent, in the event that (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company shall have failed to include in the Joint Proxy Statement, the Company Recommendation;

(f) by the Company, in the event that (i) a Parent Adverse Recommendation Change shall have occurred or (ii) Parent shall have failed to include in the Joint Proxy Statement, the Parent Recommendation;

(g) by the Company, if permitted by Section 5.02(e) and provided that the Company has complied with its obligations under Section 5.02(e), at any time prior to obtaining the Company Requisite Stockholder Approvals, in order to enter into a binding agreement that provides for a Superior Proposal; or

(h) by Parent, if permitted by Section 5.03(d) and provided that Parent has complied with its obligations under Section 5.03(d), at any time prior to obtaining the Parent Requisite Stockholder Approvals, in order to enter into a binding agreement that provides for a Parent Superior Proposal.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), or (h) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the last sentence of Section 6.02, Section 6.05, this Section 8.02 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability for fraud, intentional misrepresentation or intentional breach of any covenant or agreement set forth in this Agreement.

Section 8.03 Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Company Requisite Stockholder Approvals or the Parent Requisite Stockholder Approvals; provided, however, that (i) after receipt of the Company Requisite Stockholder Approvals, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) after receipt of the Parent Requisite Stockholder Approvals, there shall be made no amendment that by Law requires further approval by the stockholders of Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

If to the Company, by email to:

SolarCity Corporation

3055 Clearview Way

San Mateo, California 94402

Attn:	Tanguy Serra
Seth Weissman
Phuong Phillips
Email:	tserra@solarcity.com
sweissman@solarcity.com
pphillips@solarcity.com

and by email and hand delivery to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attn:	Thomas J. Ivey
Email:	thomas.ivey@skadden.com

if to Parent or Merger Sub, by email to:

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

Attn:	Jason Wheeler
Todd A. Maron
Email:	jasonw@tesla.com
todd@tesla.com

and by email and hand delivery to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn:	David C. Karp
Ronald C. Chen
Email:	DCKarp@wlrk.com
RCChen@wlrk.com

Section 9.03 Definitions. For purposes of this Agreement:

“Acquired Entity” means the Company, each of the Company’s subsidiaries and each of the System Financing Entities.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregation Facility” means that certain Loan Agreement, dated as of May 4, 2015, among Megalodon Solar, LLC, as borrower, the Company, as limited guarantor, each other loan party from time to time party thereto, each of the conduit lenders from time to time party thereto, each of the committed lenders from time to time party thereto, each of the group agents from time to time party thereto and Bank of America, N.A., as collateral agent and administrative agent, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Applicable Time” means the actual time of day at which the applicable Company Notice or Parent Notice was received by Parent or the Company, as applicable (e.g., if the applicable notice was received at 4:00 p.m. on the day on which it was received, then the Applicable Time on any subsequent day shall be 4:00 p.m.).

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City, New York or Palo Alto, California.

“Capped Call Transactions” means, collectively, the capped call transactions governed by (i) the Confirmation between Goldman, Sachs & Co. and the Company, dated as of September 24, 2014, ref. no. SDB2502321138, (ii) the Confirmation between Goldman, Sachs & Co. and the Company, dated as of October 8, 2014, ref. no. SDB2502336618, (iii) the Confirmation among Deutsche Bank AG, London Branch Deutsche Bank Securities, Inc., as agent, and the Company, dated as of September 24, 2014, ref. no. 600693, (iv) the Confirmation among Deutsche Bank AG, London Branch Deutsche Bank Securities, Inc., as agent, and the Company, dated as of October 8, 2014, ref. no. 602735, (v) the Confirmation between Bank of America, N.A. and the Company, dated as of September 24, 2014, ref. no. 148554466 and (vi) the Confirmation between Bank of America, N.A. and the Company, dated as of October 8, 2014, ref. no. 148581387.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, policies, programs, agreements or arrangements providing, or designed to provide, benefits to any current or former directors, officers, employees or individual consultants of the Company or any Company Subsidiary that is sponsored or maintained by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary contributes or is required to contribute, excluding, in each case, any Multiemployer Plan.

“Company Equity Award” means, collectively, the Company Stock Options and the Company RSU Awards.

“Company ESPP” means the Company’s 2012 Employee Stock Purchase Plan.

“Company Net Working Capital Balance” means the aggregate dollar amount of Payables outstanding on the Closing Date in excess of the aggregate dollar amount of Payables outstanding on May 31, 2016.

“Company Material Adverse Effect” with respect to the Company means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, materially impedes or materially delays the ability of the Company to consummate the Transactions or (b) materially adversely affects the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries and System Financing Entities, taken as a whole; provided, however, that none of the following, nor any fact, circumstance, effect, change, event or development to the extent arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur under the foregoing clause (b) only: (i) changes or conditions generally affecting the industries in which the Company or any of the Company Subsidiaries or System Financing Entities operate in the regions in which they operate, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (iii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries or System Financing Entities with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material

Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries and System Financing Entities, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions or (ix) any taking of any action at the written request of Parent.

“Company RSU Award” means any award of restricted stock units corresponding to shares of Company Common Stock, which award is subject to restrictions based on performance or continuing service.

“Company Stock Option” means a stock option to acquire Company Common Stock.

“Company Stock Plans” means the Company’s 2012 Equity Incentive Plan, the Zep Solar, Inc. 2010 Equity Incentive Plan, and the Company’s 2007 Stock Plan, as amended.

“Company Termination Fee” means an amount equal to Seventy-Eight Million, Two Hundred Thousand Dollars ($78,200,000) in cash; provided that “Company Termination Fee” shall instead mean an amount equal to Twenty-Six Million, One Hundred Thousand Dollars ($26,100,000) in cash in the event that the Agreement is terminated in connection with the Company’s entry into an Alternative Acquisition Agreement with an Excluded Party in accordance with the terms of Section 5.02(e).

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 or 4068(a) of ERISA, (c) under Section 430(k) or 4971 of the Code, (d) for violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Section 701 et seq. of ERISA and Sections 9801 et seq. of the Code, and (e) any foreign Law similar to the foregoing clauses (a) through (d).

“Customer Agreement” means a power purchase agreement or lease agreement for the sale of power from or the lease of, respectively, a Solar Energy Project, or an agreement for the sale to an individual residential or commercial customer of a photovoltaic system and related equipment and services, including energy storage, HVAC control and water heaters.

“Disqualified Person” means at any time during the Recapture Period for any applicable Solar Energy Project currently or formerly owned, leased or operated by the Company, any Company Subsidiary or any System Financing Entity, (a) any federal, state or local government (including any political subdivision, agency or instrumentality thereof), (b) any organization described in Section 501(c) of the Code and exempt from Tax under Section 501(a) of the Code, (c) any entity referred to in Section 54(j)(4) of the Code, (d) any person described in Section 50(d)(1) of the Code, (e) any person who is not a “United States person” as defined in Section 7701(a)(30) of the Code, unless such person is a foreign person or entity (other than a foreign partnership or foreign pass-through entity) that is subject to U.S. federal income tax on more than 50% of the gross income for the taxable year derived by such person from the applicable Acquired Entity and thus qualifies for the exception of Section 168(h)(2)(B) of the Code; and (f) any partnership or other “pass-through entity” (within the meaning of Section 1603(g)(4) of the American Recovery and Reinvestment Tax Act of 2009, including a single-member disregarded entity and a foreign partnership or foreign pass-through entity, but excluding a “real estate investment trust” as defined in Section 856(a) of the Code and a cooperative organization described in Section 1381(a) of the Code, neither of which shall constitute a pass-through entity for purposes of this clause (f)) any direct or indirect partner (or other holder of an equity or profits interest) of which is described in clauses (a) through (e) above unless such person owns such indirect interest in the partnership or pass-through entity through a “taxable C corporation”, as that term is used in the Section 1603 Program Guidance; provided that if and to the extent the definition of “disqualified person” under Section 1603(g) of the American Recovery and Reinvestment Tax Act of 2009, as amended, is amended after the date hereof, the definition of “Disqualified Person” hereunder shall be interpreted to conform to such amendment and any guidance issued by the U.S. Treasury Department with respect thereto.

“Domino Facility” means that certain Credit Agreement, dated as of March 31, 2016, among Domino Solar, Ltd, as borrower, the Company, as manager and as performance guarantor, Dom Solar Lessor I, LP, as original lessor, acting through its general partner, Dom Solar General Partner I, LLC, each of the lenders from time to time party thereto, each funding agent from time to time party thereto, Credit Suisse AG, New York Branch, as agent, and U.S. Bank National Association, as paying agent and as custodian, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, demand letters, claims, proceedings or written notices of noncompliance, or written notice of violation by any person (including any Governmental Entity) alleging potential liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from circumstances forming the basis of any actual or alleged noncompliance with, violation of, or liability under, any Environmental Law or Environmental Permit or relating to Hazardous Materials or Releases.

“Environmental Laws” means any applicable domestic or foreign federal, state and local laws, principles of common law, statutes, regulations, ordinances and orders and determinations to the extent binding on the Company or the Company Subsidiaries or System Financing Entities, relating to pollution, the environment (including natural resources, indoor and ambient air, surface water, groundwater, land surface or subsurface strata), protection of human health and safety as it relates to the environment, including any relating to the presence or Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Ratio” means 0.110.

“Excluded Company Parties” means the directors and named executive officers of Parent and the directors and named executive officers of the Company other than Nancy E. Pfund and Donald R. Kendall, Jr., in each case as of the date of this Agreement and/or as of record date set in respect of the Company Stockholders Meeting and including, for the avoidance of doubt, Lyndon R. Rive, Peter J. Rive, Tanguy V. Serra, Hayden D. Barnard, Seth R. Weissman, Elon Musk, John H.N. Fisher, Antonio Gracias and Jeffrey B. Straubel, and the Persons in which any of the foregoing Persons have a pecuniary interest or in the name of which the shares of Company Common Stock of any of the foregoing Persons are registered or beneficially held, whether directly or indirectly.

“Excluded Parent Parties” means the directors and named executive officers of the Company in each case as of the date of this Agreement and/or as of record date set in respect of the Parent Stockholders Meeting and including, for the avoidance of doubt, Elon Musk, Antonio Gracias and Jeffrey B. Straubel, and the Persons in which any of the foregoing Persons have a pecuniary interest or in the name of which the shares of Parent Common Stock of any of the foregoing Persons are registered or beneficially held, whether directly or indirectly.

“Hammerhead Facility” means that certain Loan Agreement, dated as of February 4, 2014, among Hammerhead Solar LLC, each of the lenders from time to time party thereto and Bank of America, N.A., as collateral agent and administrative agent, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls; and (b) any chemical, material, substance or waste that is prohibited, limited or regulated, or may give rise to liability or standards of conduct, under any applicable Environmental Law.

“Host Customer” means a customer under a Customer Agreement.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (e) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary, or any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned Company Subsidiary), (f) all Indebtedness of any other Person secured by any Lien on owned or acquired property of the reference Person, whether or not the Indebtedness secured thereby has been assumed, (g) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (h) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination) or (i) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person. “Intellectual Property” means all intellectual property and all corresponding rights throughout the world, including (a) all trademarks, service marks, trade dress, logos, trade names, Internet domain names and all other indicia of origin, together with all applications, registrations and renewals and goodwill associated with any of the foregoing; (b) all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisions, extensions, and reexaminations in connection therewith and counterparts thereof; (c) works of authorship (whether or not copyrightable), copyrights and all applications, registrations and renewals associated therewith and all data, databases and database rights; (d) trade secrets, know-how and proprietary and other confidential information, including inventions (whether or not patentable or reduced to practice), improvements, technologies, processes, methods, protocols, specifications, plans, techniques, technical data, customer and supplier lists, pricing and cost information and business and marketing plans, reports and proposals; (e) software (including source code, executable code, systems, tools, data, databases, applications, firmware and related documentation); and (f) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“IRS” means the United States Internal Revenue Service.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of Parent, the knowledge, assuming due inquiry, of any of the Persons set forth on Section 9.03 of the Parent Disclosure Letter and, in the case of the Company, the knowledge, assuming due inquiry, of any of the Persons set forth on Section 9.03 of the Company Disclosure Letter.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary or System Financing Entity, excluding any estate and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries related to any Solar Energy Project.

“Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its subsidiaries holds any Leased Real Property.

“Mako Facility” means that certain Credit Agreement, dated as of January 15, 2016, among Mako Solar, LLC, as borrower, the Company, as limited guarantor, each of the other loan parties from time to time party thereto, each of the lenders from time to time party thereto and Bank of America, N.A., as collateral agent and administrative agent, as amended, supplemented or otherwise modified from time to time, together with any other documents, agreements or instruments entered into in connection with the foregoing.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“MyPower Facility” means (i) that certain Indenture, dated as of January 9, 2015, among FTE Solar I, LLC, as issuer, and U.S. Bank National Association, as indenture trustee, as amended, supplemented or otherwise modified from time to time, (ii) that certain Note Purchase Agreement, dated as of January 9, 2015, among FTE Solar I, LLC, as issuer, SolarCity Finance Company, LLC, as originator and servicer, the Company, as parent and manager, each of the purchasers from time to time party thereto, each of the funding agents from time to time party thereto and Credit Suisse AG, New York Branch, as agent for the purchasers and the funding agents, and (iii) any other documents, agreements or instruments entered into in connection with any of the foregoing.

“Ordinary Course of Business” means the ordinary conduct of business consistent with past customs and practices of the Company, including, for the avoidance of doubt, in each case solely to the extent in the ordinary conduct of business consistent with past customs and practices of the Company, (i) the negotiation, execution and modification of Customer Agreements, (ii) the negotiation, execution and modification of Contracts for products and services related to the marketing, installation, sale, financing and operation of photovoltaic systems and related equipment and services, including energy storage, HVAC control and water heaters, (iii) the sale by Company, Company Subsidiaries and System Financing Entities of products and services related to the installation, sale, financing (to the extent permitted under Section 5.01(b)(viii)) and operation of photovoltaic systems and related equipment and services, including energy storage, HVAC control and water heaters, (iv) entering into System Financings other than Indebtedness, (v) entering into System Financings that constitute Indebtedness permitted under Section 5.01(b)(viii), and (vi) any ancillary conduct necessary in connection with the foregoing, including, without limitation, the creation of System Financing Entities, providing Liens on membership interests of System Financing Entities or Solar Energy Projects and other assets of the System Financing Entities, and providing limited guarantees of the Company for certain matters related thereto; provided, however, that for purposes of Section 5.01(b), with respect to System Financing or other Indebtedness of the Company, any of the Company Subsidiaries or any of the System Financing Entities, “Ordinary Course of Business” shall also mean (A) substantially consistent with then-prevailing fair market terms and conditions as they apply to Persons operating in the industry in which the Company, the Company Subsidiaries and the System Financing Entities operate or (B) on terms, including financial terms, that are not substantially less favorable to the Company, any Company Subsidiary or any System Financing Entity than the terms obtained by the Company, the Company Subsidiaries and the System Financing Entities prior to the date of this Agreement, provided that for purposes of the foregoing clause (B) changes in immaterial non-financial terms that are not, individually or in the aggregate, materially adverse to the Company, any Company Subsidiary or any System Financing Entity shall not be deemed “substantially less favorable”.

“Parent Benefit Plans” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, policies, programs, agreements or arrangements providing, or designed to provide, benefits to any current or former directors, officers, employees or individual consultants of Parent or any Parent Subsidiary that is sponsored or maintained by Parent or any Parent Subsidiary or to which Parent or any Parent Subsidiary contributes or is required to contribute, excluding, in each case, any Multiemployer Plan.

“Parent Equity Award” means, collectively, the Parent Stock Options and the Parent RSU Awards.

“Parent Material Adverse Effect” with respect to Parent means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, materially impedes or materially delays the ability of Parent to consummate the Transactions or (b) materially adversely affects the business, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following, nor any fact, circumstance, effect, change, event or development to the extent arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur: (i) changes or conditions generally affecting the industries in which Parent or any of the Parent Subsidiaries operate in the regions in which they operate, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (iii) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of the Parent Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of Parent’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, relative to others in the industries and regions in which they operate in respect of the businesses conducted in such industries in such regions or (ix) any taking of any action at the written request of the Company.

“Parent RSU Award” means an award of restricted stock units corresponding to shares of Parent Common Stock, which award is subject to restrictions based on performance or continuing service.

“Parent Stock Option” means any option to purchase Parent Common Stock.

“Parent Stock Plans” means Parent’s 2003 Equity Incentive Plan and Parent’s Amended and Restated 2010 Equity Incentive Plan.

“Parent Termination Fee” means Seventy-Eight Million, Two Hundred Thousand Dollars ($78,200,000) in cash.

“Payables” means payments owed, with respect to vendor, supplier, channel partner or other third party invoices, and other similar payment obligations, that have not been paid on or prior to their due date in accordance with their terms, that are not being disputed in good faith by the Company and that remain outstanding.

“Permanently Waived” shall mean (other than with respect to any failure by the Company to perform or observe any of its covenants or agreements set forth in Section 7.11 of the Secured Revolving Credit Facility, clause (i), (ii) or (iii) of the definition of “Sweep Event” of the Mako Facility or clause (b) of the definition of “Sweep Event” of the Aggregation Facility, in each case as in effect on the date hereof) an event or condition giving rise to a breach or default under Indebtedness has been permanently and unconditionally waived, amended or cured and such waiver, amendment or cure does not have a duration shorter than the stated maturity of such Indebtedness and, in the case of a waiver or amendment, is in form and substance reasonably acceptable to Parent (it being understood that the Parent shall be deemed to have acted reasonably in withholding its approval to such amendment or waiver if the terms of such amendment or waiver (I) require the payment by any Person of any fee or other consideration to the lenders under or holders of the Indebtedness subject to such amendment or waiver (the “Subject Indebtedness”) that is more than a de minimis amount or (II) results in the imposition of any new terms that are, or modifies any terms of the Subject Indebtedness in a manner which is, adverse in any material respect to the Parent, any of its Subsidiaries, the Company, any of the Company Subsidiaries or any of the System Financing Entities) and has been executed by all Persons whose consent is required thereto and fully effective and enforceable against all holders of such Indebtedness (and all trustees and agents acting on their behalf).

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment (i) not yet due or (ii) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the Ordinary Course of Business or (c) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto included in the Company SEC Documents filed prior to the date hereof or securing liabilities reflected on such balance sheet.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Recapture Period” means, with respect to any Solar Energy Project, the period commencing on the date that such project was placed in service for U.S. federal income Tax purposes and ending on the fifth (5th) anniversary thereof.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within or from any building, structure, facility or fixture.

A “Representative” of any Person means the Affiliates, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person.

“Section 1603” means Section 1603 of the American Recovery and Reinvestment Tax Act of 2009, as amended.

“Section 1603 Grant” means any cash grant obtained with respect to a Solar Energy Project pursuant to Section 1603.

“Section 1603 Grant Application” means an “Application for Section 1603 Payments for Specified Renewable Energy Property in Lieu of Tax Credits” filed with respect to any Solar Energy Project, together with any exhibits, annexes, schedules, attachments, reports, or other documents filed together with such application.

“Section 1603 Grant Project” means each Solar Energy Project currently or formerly owned, leased or operated by the Company, any Company Subsidiary or any System Financing Entity for which a Section 1603 Grant was sought or awarded.

“Section 1603 Guidance” means (a) Section 1603, (b) the program guidance released by the U.S. Treasury Department’s Office of the Fiscal Assistant Secretary and entitled “Payments for Specified Energy Property in Lieu of Tax Credits under the American Recovery and Reinvestment Act of 2009,” dated July 2009 and revised March 2010 and April 2011, and any revision, update, clarification, addition or supplement thereto or replacement thereof, (c) the Frequently Asked Questions and Answers and the Frequently Asked Questions and Answers (Begun Construction) released by the U.S. Treasury Department’s Office of the Fiscal Assistant Secretary, and any revision, update, clarification, addition or supplement thereto or replacement thereof and (d) any other rules, guidance, regulations, notices, promulgations, announcements, instructions, or terms and conditions released, posted, published or issued by the U.S. Treasury Department, the IRS or any other Governmental Entity in respect of a Section 1603 Grant.

“Secured Revolving Credit Facility” means the Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, swingline lender and L/C issuer, as amended, supplemented or otherwise modified from time to time.

“Solar Energy Project” means a photovoltaic system, including photovoltaic panels, racks, wiring, energy storage and other electrical devices, conduit, weatherproof housings, hardware, one or more inverters, remote monitoring equipment, connectors, meters, disconnects and over current devices.

“SREC” means, Solar Renewable Energy Certificates or any other similar credit or certificate issued by a governmental entity.

“SREC Facilities” means (i) the Term Loan Agreement, dated as of July 14, 2016, among Chaparral SREC Borrower, LLC, the lenders party thereto and Macquarie US Trading LLC, as administrative agent and as collateral agent and (ii) the Term Loan Agreement, dated as of March 31, 2016, among Chaparral SREC Borrower, LLC, the lenders party thereto and Macquarie US Trading LLC, as administrative agent and collateral agent, as amended on July 21, 2016.

A “Subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“System Financing” means the financing of Solar Energy Projects, battery storage and other energy technologies or attributes and the cash flows and tax benefits therefrom, including solar renewable energy credits, distributions of cash flows from Customer Agreements (other than agreements for the sale of photovoltaic systems and related equipment and services, including energy storage, HVAC control and water heaters, to an individual customer), any federal, state or local government incentives or utility incentives, to the extent consistent with the past practices of the Company, the Company Subsidiaries and the System Financing Entities and, if Indebtedness, permitted under Section 5.01(b)(viii).

“System Financing Entity” means any existing or future acquired or formed Subsidiary of the Company and any other Person in which the Company or any Company Subsidiary has an equity or other ownership interest, established for the purpose of acquiring, selling, leasing, operating or owning Solar Energy Projects or any portion thereof, or in connection with a System Financing.

“Tax Equity Investor” means any Person, other than the Company, any Company Subsidiary or System Financing Entity who is or was, or is or was intended to, participate in the investment return on account of a Solar Energy Project currently or formerly owned, leased or operated by any of the Company, any Company Subsidiary or System Financing Entity as a partner, lessee or lessor for U.S. federal income tax purposes.

“Tax Return” means any Tax return, declaration, statement, report, schedule, forms, elections, information return, or any other document filed or required to be filed relating to Taxes, including any attachments thereto and any amendment thereof.

“Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other similar assessments or charges of any kind whatsoever, together with all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Transactions and (b) except for Section 6.05 is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.08 Governing Law; Consent to Jurisdiction; Venue. This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.02.

Section 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly owned Subsidiary of Parent so long as Parent continues to remain primarily liable for all of such rights and obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE TRANSACTION AGREEMENTS OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.11.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

SOLARCITY CORPORATION

By:	/s/ Lyndon Rive
	Name:	Lyndon Rive
	Title:	Chief Executive Officer

TESLA MOTORS, INC.

By:	/s/ Jason Wheeler
	Name:	Jason Wheeler
	Title:	Chief Executive Officer

D SUBSIDIARY, INC.

By:	/s/ Marc Cerda
	Name:	Marc Cerda
	Title:	President

Annex I

Index of Defined Terms

Term	Section
2018 Convertible Notes	Section 4.03(e)
2018 Convertible Notes Indenture	Section 4.03(e)
2019 Convertible Notes	Section 4.03(e)
2019 Convertible Notes Indenture	Section 4.03(e)
2020 Convertible Notes	Section 4.03(e)
2020 Convertible Notes Indenture	Section 4.03(e)
Acceptable Confidentiality Agreement	Section 5.02(c)
Acquired Entity	Section 9.03
Acquisition Proposal	Section 5.02(g)
Action	Section 6.04(a)
Affiliate	Section 9.03
Aggregation Facility	Section 9.03
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.02(b)
Anti-Takeover Statute	Section 3.04(b)
Applicable Time	Section 9.03
Business Day	Section 9.03
Capped Call Transactions	Section 9.03
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Committee Financial Advisor	Section 4.22
Company	Preamble
Company Additional Stockholder Approval	Section 4.04(a)
Company Adverse Recommendation Change	Section 5.02(e)
Company Benefit Plan	Section 9.03
Company Board	Section 4.04(a)
Company Bylaws	Section 4.01
Company Capital Stock	Section 4.03(a)
Company Charter	Section 4.01
Company Common Stock	Section 2.01(b)
Company Default	Section 7.02(e)
Company Disclosure Letter	Article IV
Company Equity Award	Section 9.03
Company ESPP	Section 9.03
Company Indemnified Party	Section 6.04(a)
Company Intellectual Property	Section 4.17(b)
Company Intervening Event	Section 5.02(h)(i)
Company Material Adverse Effect	Section 9.03
Company Material Contract	Section 4.15(b)(viii)
Company Net Working Capital Balance	Section 9.03

Company Permits	Section 4.01
Company Preferred Stock	Section 4.03(a)
Company Recommendation	Section 4.04(a)
Company Requisite Stockholder Approvals	Section 4.04(a)
Company RSU Award	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Stock Option	Section 9.03
Company Stock Plans	Section 9.03
Company Stockholder Approval	Section 4.04(a)
Company Stockholders Meeting	Section 4.04(a)
Company Subsidiaries	Section 4.01
Company Termination Fee	Section 9.03
Company Voting Debt	Section 4.03(b)
Confidentiality Agreement	Section 6.02
Consent	Section 3.05(b)
Continuing Employee	Section 6.12(b)
Contract	Section 3.05(a)
Controlled Group Liability	Section 9.03
Convertible Notes Indentures	Section 4.03(e)
Convertibles Notes	Section 4.03(e)
Customer Agreement	Section 9.03
Detriment	Section 6.03(d)
DGCL	Section 1.01
Disqualified Person	Section 9.03
Domino Facility	Section 9.03
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Claim	Section 9.03
Environmental Laws	Section 9.03
Environmental Permits	Section 4.14(b)
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Exchange Act	Section 3.05(b)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 9.03
Excluded Company Parties	Section 9.03
Excluded Parent Parties	Section 9.03
Excluded Party	Section 5.02(h)(ii)
FCPA	Section 3.11
Filed Company Contract	Section 4.15(a)
Filed Company SEC Documents	Article IV
Filed Parent SEC Documents	Article III
Form S-4	Section 3.05(b)
GAAP	Section 3.06(b)
Go-Shop Period	Section 5.02(c)

Governmental Entity	Section 3.05(b)
Hammerhead Facility	Section 9.03
Hazardous Materials	Section 9.03
Host Customer	Section 9.03
HSR Act	Section 3.05(b)
Indebtedness	Section 9.03
Intellectual Property	Section 9.03
IRS	Section 9.03
Joint Proxy Statement	Section 6.01(a)
Judgment	Section 3.05(a)
Knowledge	Section 9.03
Law	Section 3.05(a)
Leased Real Property	Section 9.03
Leases	Section 9.03
Legal Restraints	Section 7.01(d)
Letter of Transmittal	Section 2.02(b)
Liens	Section 4.02(a)
Mako Facility	Section 9.03
Maximum Amount	Section 6.04(b)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.01(a)
Multiemployer Plan	Section 9.03
MyPower Facility	Section 9.03
NASDAQ	Section 2.02(f)
Notice Period	Section 5.02(e)(i)
Ordinary Course of Business	Section 9.03
Parent	Preamble
Parent Acquisition Agreement	Section 5.03(b)
Parent Acquisition Proposal	Section 5.03(f)
Parent Additional Stockholder Approval	Section 3.04(a)
Parent Adverse Recommendation Change	Section 5.03(d)
Parent Benefit Plans	Section 9.03
Parent Board	Section 3.04(a)
Parent Bylaws	Section 3.01
Parent Capital Stock	Section 3.03(a)
Parent Charter	Section 3.01
Parent Common Stock	Section 3.03(a)
Parent Disclosure Letter	Article III
Parent Equity Award	Section 9.03
Parent Financial Advisor	Section 3.12
Parent Intervening Event	Section 5.03(g)
Parent Material Adverse Effect	Section 9.03
Parent Notice Period	Section 5.03(d)(i)
Parent Permits	Section 3.01

Parent Preferred Stock	Section 3.03(a)
Parent Recommendation	Section 3.04(a)
Parent Requisite Stockholder Approvals	Section 3.04(a)
Parent RSU Award	Section 9.03
Parent SEC Documents	Section 3.06(a)
Parent Stock Option	Section 9.03
Parent Stock Plans	Section 9.03
Parent Stockholder Approval	Section 3.04(a)
Parent Stockholders Meeting	Section 3.04(a)
Parent Subsidiaries	Section 3.01
Parent Superior Proposal	Section 5.03(h)
Parent Superior Proposal Notice	Section 5.03(d)(i)
Parent Termination Fee	Section 9.03
Parent Voting Debt	Section 3.03(b)
Permanently Waived	Section 9.03
Permits	Section 3.01
Permitted Liens	Section 9.03
Person	Section 9.03
Principal Stockholder	Preamble
Recapture Period	Section 9.03
Release	Section 9.03
Repaid Indebtedness	Section 6.14(c)
Representative	Section 9.03
Scheduled IP	Section 4.17(a)
SEC	Section 3.05(b)
Section 1603	Section 9.03
Section 1603 Grant	Section 9.03
Section 1603 Grant Application	Section 9.03
Section 1603 Grant Project	Section 9.03
Section 1603 Guidance	Section 9.03
Secured Revolving Credit Facility	Section 9.03
Securities Act	Section 3.05(b)
Share Issuance	Section 1.01
Solar Energy Project	Section 9.03
SOX	Section 3.06(b)
Special Committee	Section 5.02(h)(i)
SREC	Section 9.03
SREC Facilities	Section 9.03
Subsidiary	Section 9.03
Substantial Customer	Section 4.20(a)
Substantial Distributor	Section 4.20(e)
Substantial Supplier	Section 4.20(b)
Superior Proposal	Section 5.02(i)
Superior Proposal Notice	Section 5.02(e)(i)
Surviving Company	Section 1.01
System Financing	Section 9.03

System Financing Entity	Section 9.03
Tax Equity Investor	Section 9.03
Tax Return	Section 9.03
Taxes	Section 9.03
Transaction Agreements	Preamble
Transactions	Section 1.01
Voting Agreement	Preamble

Exhibit A

Surviving Company Certificate of Incorporation

RESTATED CERTIFICATE OF INCORPORATION

OF

SOLARCITY CORPORATION

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: SolarCity Corporation.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, in the city of Wilmington, County of New Castle, State of Delaware, 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

Section 1. The Corporation shall be authorized to issue 1,000,000 shares of capital stock, of which 1,000,000 shares shall be shares of common stock, par value $0.01 per share (the “Common Stock”).

Section 2. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

ARTICLE VI

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VIII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VIII.

ARTICLE IX

Section 1. Elimination of Certain Liability of Directors. To the fullest extent permitted by the General Corporation Law of the State of Delaware, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Exhibit B

Surviving Company Bylaws

RESTATED BY-LAWS

OF

SOLARCITY CORPORATION

A Delaware Corporation

ARTICLE I - GENERAL

Section 1.1. Offices. The registered office of SolarCity Corporation (the “Corporation”) in the State of Delaware shall be located at c/o The Corporation Trust Company, 1209 Orange Street, in the city of Wilmington, County of New Castle, State of Delaware, 19801. The name of the Corporation’s registered agent at such address shall be The Corporation Trust Company. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may require.

Section 1.2. Seal. The seal of the Corporation shall be in the form approved by the Board.

Section 1.3. Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year.

ARTICLE II - STOCKHOLDERS

Section 2.1. Place of Meetings. All meetings of the stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board or the President or, if not so designated, at the registered office of the Corporation.

Section 2.2. Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date to be fixed by the Board, the Chairman of the Board, if any, or the President of the Corporation at the time and place to be fixed by the Board, the Chairman of the Board, if any, or the President of the Corporation and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board shall cause the meeting to be held as soon thereafter as convenient.

Section 2.3. Quorum. At all meetings of the stockholders, the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws. If, however, a quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote thereat, present in person or by proxy, by a majority vote, shall have the power to adjourn the meeting from time to time.

Section 2.4. Right to Vote; Proxies. Each stockholder entitled to vote at any meeting shall be entitled to one vote for each share of Common Stock held by him or her. Every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy by executing an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting.

Section 2.5 Voting. At all meetings of stockholders all questions, except as otherwise expressly provided for by statute, the Certificate of Incorporation or these By-Laws, shall be determined by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Except as otherwise expressly provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of stockholders the voting shall be by voice vote, but any stockholder qualified to vote on the matter in question may demand that the vote shall be taken by ballot, each of which shall state the name of the stockholder voting and the number of shares voted by him or her, and, if such ballot be cast by a proxy, it shall also state the name of the proxy. All elections of directors shall be determined by a plurality of the votes cast, except as otherwise required by law or the Certificate of Incorporation.

Section 2.6. Notice of Annual Meetings. Written notice of the annual meeting of the stockholders of the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be given to each stockholder entitled to vote thereat not less than ten (10) days nor more than sixty (60) days before the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. It shall be the duty of every stockholder to furnish to the Secretary of the Corporation or to the transfer agent, if any, the class of stock owned by him, his or her post office address and to notify said Secretary or transfer agent of any change therein.

Section 2.7. Stockholders’ List. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law.

The stockholders’ list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.8. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called by the Board, the Chairman of the Board, if any, the President or any Vice President.

Section 2.9. Notice of Special Meetings. Written notice of a special meeting of stockholders, stating the place, if any, date and hour of the meeting, the purpose or purposes for which the meeting is called, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be given not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote thereat. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices.

Section 2.10. Inspectors. One or more inspectors may be appointed by the Board in advance of any meeting of stockholders. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer may make such appointment at the meeting. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. At the meeting for which the inspector or inspectors are appointed, he or she or they shall perform all duties required by Section 231 of the Delaware General Corporation Law.

Section 2.11. Stockholders’ Action by Consent. Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested.

ARTICLE III - DIRECTORS

Section 3.1. Number of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Board shall consist of no less than one (1) person. The exact number of directors shall initially be three (3) and may thereafter be fixed from time to time by resolution of the Board or by the stockholders. Directors need not be stockholders, residents of Delaware or citizens of the United States. A director shall be elected to serve until his or her successor is elected or qualified or until his or her earlier resignation or removal, except as otherwise provided herein or required by law. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors may elect a successor who shall hold office until his or her successor is elected and qualified.

Section 3.2. Newly Created Directorships. If the number of directors is increased by action of the Board or of the stockholders or otherwise, then the additional directors may be elected in the manner provided above for the filling of vacancies in the Board.

Section 3.3. Resignation. Any director of the Corporation may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.4. Removal. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Section 3.5. Place of Meetings and Books. Except as otherwise required by law, the Board may hold their meetings and keep the books of the Corporation outside the State of Delaware, at such place or places as they may from time to time determine.

Section 3.6. General Powers. In addition to the powers and authority expressly conferred upon them by these By-Laws, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 3.7. Other Committees. The Board may designate one or more committees by resolution or resolutions passed by a majority of the whole Board; such committee or committees shall consist of one or more directors of the Corporation, and to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board in the management of the business and affairs of the Corporation to the extent permitted by statute and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

Section 3.8. Annual Meeting. The newly elected Board may meet at such place and time as shall be fixed and announced by the presiding officer at the annual meeting of stockholders, for the purpose of organization or otherwise, and no further notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or they may meet at such place and time as shall be stated in a notice given to such directors two (2) days prior to such meeting.

Section 3.9. Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 3.10. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, if any, or the President, on two (2) days’ notice to each director, or such shorter period of time before the meeting as will nonetheless be sufficient for the convenient assembly of the directors so notified; special meetings shall be called by the Secretary in like manner and on like notice, on the written request of any one or more directors.

Section 3.11. Quorum. At all meetings of the Board, a majority of the whole Board shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise required by statute, or by the Certificate of Incorporation, or by these By-Laws. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

Section 3.12. Telephonic Participation in Meetings. Members of the Board or any committee designated by such Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

Section 3.13. Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if written consent thereto is signed by all members of the Board or of such committee as the case may be and such written consent is filed with the minutes of proceedings of the Board or committee.

ARTICLE IV - OFFICERS

Section 4.1. Selection; Statutory Officers. The officers of the Corporation shall be chosen by the Board. There shall be a President, a Secretary and a Treasurer, and there may be a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, as the Board may elect. Any number of offices may be held by the same person.

Section 4.2. Additional Officers. The Board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4.3. Terms of Office. Each officer of the Corporation shall hold office until his successor is chosen and qualified, or until his or her earlier resignation or removal. Any officer elected or appointed by the Board may be removed at any time by the Board.

Section 4.4. Compensation of Officers. The Board shall have the power to fix the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

Section 4.5. Chairman of the Board. The Chairman of the Board, if any, shall preside at all meetings of the stockholders and directors, and shall have such other duties as may be assigned to him or her from time to time by the Board.

Section 4.6. President. Unless the Board otherwise determines, the President shall be the chief executive officer and head of the Corporation. Unless there is a Chairman of the Board, the President shall preside at all meetings of directors and stockholders. Under the supervision of the Board, the President shall have the general control and management of the Corporation’s business and affairs, subject, however, to the right of the Board to confer any specific power, except such as may be by statute exclusively conferred on the President, upon any other officer or officers of the Corporation. The President shall perform and do all acts and things incident to the position of President and such other duties as may be assigned to him or her from time to time by the Board.

Section 4.7. Vice-Presidents. The Vice-Presidents shall perform such duties of the President on behalf of the Corporation as may be respectively assigned to them from time to time by the Board or by the President.

Section 4.8. Treasurer. The Treasurer shall have the care and custody of all the funds and securities of the Corporation which may come into his or her hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to the credit of the Corporation in such bank or banks or depository as the Board or the officers or agents to whom the Board may delegate such authority, may designate, and he or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation. He or she may sign all receipts and vouchers for the payments made to the Corporation.

Section 4.9. Secretary. The Secretary shall keep the minutes of all meetings of the Board and of the stockholders; he or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have the custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board, the Chairman of the Board or the President, and attest to the same. He or she shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board may direct. He or she shall, in general, perform all the duties of Secretary, subject to the control of the Board.

Section 4.10. Assistant Secretary. The Board or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Secretaries of the Corporation. Any Assistant Secretary upon his or her appointment shall perform such duties of the Secretary, and also any and all such other duties as the Board or the President or the Treasurer or the Secretary may designate.

Section 4.11. Assistant Treasurer. The Board or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Treasurers of the Corporation. Any Assistant Treasurer upon his or her appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the Board or the President or the Treasurer or the Secretary may designate.

ARTICLE V - STOCK

Section 5.1. Stock. Shares of the Corporation’s stock may be certificated or uncertificated, provided that each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the Corporation by both of (a) the President or a Vice President, and (b) the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile. In case any officer, transfer agent or registrar who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be an officer, transfer agent or registrar of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be an officer, transfer agent or registrar of the Corporation.

Section 5.2. Fractional Share Interests. The Corporation may, but shall not be required to, issue fractions of a share.

Section 5.3. Transfers of Stock. Subject to any transfer restrictions then in force, the shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates, if one has been issued, shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be cancelled and new certificates, if any, shall thereupon be issued. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

Section 5.4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 5.5. Transfer Agent and Registrar. The Board may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

Section 5.6. Lost, Stolen, or Destroyed Certificates. No certificates for shares of stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction and upon indemnification of the Corporation and its agents to such extent and in such manner as the Board may from time to time prescribe.

ARTICLE VI - MISCELLANEOUS MANAGEMENT PROVISIONS

Section 6.1. Notices.

1. Notices to directors may, and notices to stockholders shall, be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram or orally, by telephone or in person.

2. Whenever any notice is required to be given under the provisions of the laws of Delaware or of the Certificate of Incorporation or of these By-Laws, a written waiver of notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 6.2. Voting of Securities Owned by the Corporation. Subject always to the specific directions of the Board, (a) any shares or other securities issued by any other corporation and owned or controlled by the Corporation may be voted in person at any meeting of security holders of such other corporation by the President of the Corporation if he or she is present at such meeting, or any other officer of the Corporation if he or she is present at such meeting, and (b) whenever, in the judgment of the President or any other officer of the Corporation, it is desirable for the Corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by the Corporation, such proxy or consent shall be executed in the name of the Corporation by the President or such other officer, without the necessity of any authorization by the Board, affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of the Corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by the Corporation the same as such shares or other securities might be voted by the Corporation.

ARTICLE VII - INDEMNIFICATION

Section 7.1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 7.3 of this Article VII with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

Section 7.2. Right to Advancement of Expenses. The right to indemnification conferred in Section 7.1 of this Article VII shall include the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such Proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “Undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 7.1 and 7.2 of this Article VII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 7.3. Right to Indemnitee to Bring Suit. If a claim under Section 7.1 or Section 7.2 of this Article VII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking the Corporation shall be entitled to recover such expenses upon a Final Adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

Section 7.4. Non-exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 7.6. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE VIII - AMENDMENTS

Section 8.1. Amendments. These By-Laws may be amended or repealed by the Board or by the stockholders.

Exhibit C

Exclusive Forum Bylaw

Section 11.1. Forum for Adjudication of Certain Disputes. Unless the corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation arising out of or relating to any provision of the DGCL or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery in the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1. If any action the subject matter of which is within the scope of this Section 11.1 is filed in a court other than the Court of Chancery in the State of Delaware (or any other state or federal court located within the State of Delaware, as applicable) (a “Foreign Action”) by or in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery in the State of Delaware (or such other state or federal court located within the State of Delaware, as applicable) in connection with any action brought in any such court to enforce this Section 11.1 and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. The existence of any prior Alternative Forum Consent shall not act as a waiver of the corporation’s ongoing consent right as set forth above in this Section 11.1 with respect to any current or future actions or claims.

Exhibit D

Form of Voting Agreement

Voting and Support Agreement

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of July 31, 2016, by and among the stockholders listed on the signature page(s) hereto (together with any subsequent stockholders or transferees who become “Stockholders” pursuant to Section 3 below, collectively, the “Stockholders” and each individually, a “Stockholder”), and SolarCity Corporation, a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with such additional shares of capital stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, Tesla Motors, Inc., a Delaware corporation (the “Parent”), D Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, each of the the Company Board and the Special Committee has adopted resolutions, by unanimous vote at meetings duly called at which a quorum of members of the Company Board and the Special Committee, respectively, were present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (ii) determining that entering into this Agreement is advisable and in the best interests of the Company and its stockholders and (iii) recommending that the Company’s stockholders adopt this Agreement; and

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that the Stockholders enter into this Agreement, and the Stockholders desire to enter into this Agreement to induce the Company to enter into the Merger Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

1. Voting of Shares. From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, each Stockholder shall vote or cause to be voted the Subject Shares which such Stockholder is entitled to vote and over which such Stockholder, solely or solely in combination with other Stockholders, has direct or indirect voting power:

(a) unless the Company Board or a duly authorized committee thereof has made a Company Adverse Recommendation Change in accordance with Section 5.02(e) of the Merger Agreement that has not been rescinded or otherwise withdrawn, in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger; and

(b) in the event that the Merger Agreement is terminated pursuant to Section 8.01(g) of the Merger Agreement in order for the Company to enter into a binding agreement that provides for a Superior Proposal (an “Accepted Superior Proposal”) in accordance with Section 5.02(e) of the Merger Agreement, in favor of such Superior Proposal if recommended to the stockholders by action of the Company Board, the Special Committee or any other duly authorized committee of the Company Board (“Board Action”) in the same proportion as the number of shares of Company Common Stock owned by Unaffiliated Stockholders (as defined below) that are voted in favor of approval of the Superior Proposal bears to the total number of shares of Company Common Stock beneficially owned by Unaffiliated Stockholders and, if recommended by Board Action, in such proportion on any other matter with respect to such Superior Proposal that is submitted for a vote of the stockholders of the Company; provided that in lieu of voting in such proportion, each Stockholder may, in his or its sole discretion, vote or cause to be voted all or a greater proportion of its Subject Shares that such Stockholder is entitled to vote in favor of any matter referred to in this Section 1(b).

(c) “Unaffiliated Stockholders” means beneficial holders of shares of Company Common Stock other than the Stockholders. The Company shall timely provide to each Stockholder sufficient information to confirm the manner in which the Shares shall be, or have been, voted at any stockholder meeting pursuant to Section 1(b).

2. Tendering of Shares. In the event that the Merger Agreement is terminated pursuant to Section 8.01(g) of the Merger Agreement in order for the Company to enter into a binding agreement that provides for a Superior Proposal in accordance with Section 5.02(e) of the Merger Agreement that is structured as a tender or exchange offer with a minimum condition of a majority of the outstanding shares of Common Stock that is not waived, the Stockholders shall (i) accept such offer in the same proportion as the number of shares of Company Common Stock owned by Unaffiliated Stockholders that are tendered or exchanged bears to the total number of shares of Company Common Stock owned by Unaffiliated Stockholders and tender or exchange, as applicable, such proportion of the Subject Shares pursuant to such offer, provided, that in lieu of tendering in such proportion, each Stockholder may, in his or its sole discretion, tender or exchange or cause to be tendered or exchanged all or a greater proportion of its Subject Shares, and (ii) not withdraw any Subject Shares tendered pursuant to such offer (unless recommended to do so by Board Action). The Company shall timely provide to each Stockholder sufficient information to confirm the manner in which the shares of Company Common Stock shall be, or have been, tendered in any tender or exchange offer pursuant to this Section 2.

3. Transfer of Shares. Each Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, in the event that such Stockholder Transfers any Subject Shares and does not retain voting power over such Subject Shares but such Stockholder(s) either (i) remains a beneficial owner of such Subject Shares, or (ii) retains economic benefits of ownership of such Subject Shares, directly or indirectly, the Stockholders shall require, as a condition precedent to such Transfer, the transferee to agree in writing to be subject to each of the terms of this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to the Company. Upon the execution and delivery of a joinder agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. For purposes of this Agreement, “Transfer” means any direct or indirect transfer, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal of all or any portion of the Subject Shares, other than a bona fide charitable gift or donation, including, without limitation, to The Musk Charitable Fund and The Musk Foundation Charitable Fund.

4. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out the intent of this Agreement.

(b) Waiver of Appraisal Rights. Each Stockholder hereby waives, to the full extent of the law, and agrees not to assert any appraisal rights pursuant to Section 262 of the DGCL or otherwise in connection with the Merger or any merger in connection with an Accepted Superior Proposal (unless the Company Board or a duly authorized committee thereof has made a Company Adverse Recommendation Change (that has not been rescinded or otherwise withdrawn) with respect to any and all Subject Shares held by the undersigned of record or beneficially owned.

5. Representations and Warranties of Each Stockholder. Each Stockholder on its own behalf hereby represents and warrants to the Company, severally and not jointly, with respect to such Stockholder as follows:

(a) Authority. Such Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Other than as provided in the Merger Agreement and any filings by Stockholder with the Securities and Exchange Commission, the execution, delivery and performance by such Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or such Stockholder’s ability to observe and perform such Stockholder’s material obligations hereunder.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

(c) The Subject Shares. Subject to the Loan Agreements, such Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, changes, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), other than any of the foregoing that would not prevent or delay such Stockholder’s ability to perform such Stockholders obligations hereunder. Such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (except that such Stockholder may be deemed to beneficially own Subject Shares owned by other Stockholders). Subject to the Loan Agreements, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (other than a Transfer from one Stockholder to another Stockholder) and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares. For purposes of this Agreement, “Loan Agreements” means the several loan agreements that the Stockholders have entered into with Goldman Sachs Bank USA and other third parties, pursuant to which a portion of the Subject Shares have been pledged as collateral described in filings with the Securities and Exchange Commission.

(d) Reliance by the Company. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

6. Representations and Warranties of the Company. The Company represents and warrants to the Stockholders as follows: The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

7. Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer, or any other similar function or capacity. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person. The taking of any actions (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer, or any other similar function or capacity, of the Company, Parent or any other Person shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) with respect to the Stockholders’ obligations hereunder in respect of the Merger Agreement and the Merger, (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms and (C) the written agreement of the Stockholders and the Company to terminate this Agreement, and (ii) with respect to the Stockholders’ obligations hereunder in respect of a Superior Proposal, (A) the effective time of any merger of the Company provided for in the binding agreement that provides for such Superior Proposal or, if there is no provision for such a merger, the closing of the transactions contemplated thereby and (B) the termination of the binding agreement that provides for such Superior Proposal in accordance with its terms.

9. Specific Performance. Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) the Company is relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, each Stockholder agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Stockholder from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and shall be the Company’s sole remedy under this Agreement unless the Company shall have sought and been denied injunctive remedies, and such denial is other than by reason of the absence of violation of such covenants, obligations or agreements.

10. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).

(b) Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 11.

12. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Company and each of the Stockholders. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

13. Assignment; No Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

14. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

If to the Company, by email to:

SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402
Attn:	Tanguy Serra
Seth Weissman
Phuong Phillips
Email:	tserra@solarcity.com
sweissman@solarcity.com
pphillips@solarcity.com

and by email and hand delivery to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
Attn:	Thomas J. Ivey
Email:	thomas.ivey@skadden.com

if to the Stockholders, by email to:

Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California, 94304
Attn:	Jason Wheeler, Chief Financial Officer
Todd A. Maron, General Counsel
Email:	jasonw@tesla.com
todd@tesla.com

and by email and hand delivery to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn:	David C. Karp
Ronald C. Chen
Email:	DCKarp@wlrk.com
RCChen@wlrk.com

15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

17. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

18. Counterparts. This Agreement may be executed in two or more counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SOLARCITY CORPORATION

By:
	Name:	Lyndon Rive
	Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ELON MUSK, AS TRUSTEE OF THE ELON MUSK REVOCABLE TRUST DATED JULY 22, 2003

By:
	Name:	Elon Musk
	Title:	Trustee

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ELON MUSK

Schedule A

Stockholder	Shares of Company Common Stock
Elon Musk (shares Company Common Stock held of record by The Elon Musk Revocable Trust Dated July 22, 2003)	21,845,674

The Elon Musk Revocable Trust Dated July 22, 2003	21,845,674